FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement — Presentation of Third Quarter 2013 Results

2.	Market Announcement — Earnings Release of Third Quarter 2013

3.	Summary of the Minutes of the 565th Meeting of the Board of Directors Held on April 23, 2013

4.	Summary of the Minutes of the 568th Meeting of the Board of Directors Held on June 6, 2013

5.	Summary of Principal Decisions of the 581th Meeting of the Board of Directors Held on November 29, 2013

6.	Market Announcement Dated December 2, 2013: For the Ninth Year Running — Cemig Included in the São Paulo Stock Exchange ISE Sustainability Index

7.	Notice to Stockholders Dated December 5, 2013: Dividends Payment on December 19 and 27, 2013

8.	Market Announcement Dated December 6, 2013: Standard & Poor’s Raises Cemig’s Ratings

9.	Market Announcement Dated December 6, 2013: Winner of Abrasca 2013 Best Annual Report Award

10.	Summary of Principal Decisions of the 582th Meeting of the Board of Directors Held on December 9, 2013

11.	Convocation Notice of the Extraordinary General Meeting of Stockholders to be Held on December 26, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: December 10, 2013

1. Market Announcement — Presentation of Third Quarter 2013 Results

Cemig: Third Quarter 2013 Results

Certain statements and estimates in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector and expected future results, many of which are not under Cemig’s control. Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements. The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and on the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). Financial amounts are in R$ million, unless otherwise indicated. Financial data reflect the adoption of IFRS. Disclaimer

Cemig maintains its growth path . Strategy of expansion in renewable sources . Enters controlling block of Renova • 51% interest in Brasil PCH . In 3Q13 equity holdings contribute 44% to 3Q13 net income . Selected for leading sustainability indices . Pays 2nd tranche of Interest on Equity: R$ 850mn, R$ 0.9968 per share * . Paid to shareholders in 2013: R$ 4.2bn, R$4.8778 per share* . Dividend yield 22% – Dividends declared in 2012 * For CIG and CIG.C

# Our 3Q results

Net revenue
-3.6%
3,673
3,546
3Q12
3Q13
Ebitda
+1.7%
1,527
259
Gain on dilution of equity holding in jointly held subsidiary
1,268
1,289
3Q12
Adjustment
3Q12 Adjusted
3Q13
Net income
+3.0%
937
171
Gain on dilution of equity holding in jointly held subsidiary
766
789
3Q12
Adjustment
3Q12 Adjusted
3Q13

4

937 766 789 171 1,527 1,268 1,289 259 3,673 3,546 -3.6% +1.7% +3.0% Gain on dilution of equity holding in jointly held subsidiary . Results show robustness of the business portfolio .Adjusted Ebitda shows the growth path .Cemig maintains short term trading and sales strategy .Net revenue 3.6% lower year-on-year: .Renewal of concession transmissions under MP579 (Law 12783/13) .Extraordinary Tariff Review created by MP57 (Law 12783/13) Gain on dilution of equity holding in jointly held subsidiary Adjustment Adjusted Adjustment Adjusted 3Q12 3Q13 3Q12 Adjustment 3Q12 3Q13 3Q12 3Q12 3Q13 Our 3Q results Net revenue Ebitda Net income

Sustainability: Our commitment . DJSI – included for 14th year running (every year since DJSI created) . Dow Jones Emerging Markets Index – included for 2nd year running . ISE Corporate Sustainability Index (BM&FBovespa) – 8th year running . ET Carbon Ranking Leader Award – 1st placed in Brics 300 . – ranking for greenhouse gas emissions, transparency and reliability of data* . Included in UN Global Compact 100 Stock Index (GC100) . – includes 100 companies committed to corporate sustainability, also selected for capital market performance, worldwide. * Ranked by Environmental Investment Organisation of the UK.

Jaguara hydro power plant . Cemig GT wins injunction in renewed mandamus from Higher Appeal Court (STJ) against decision of Mining and Energy Ministry . Injunction gives Cemig GT control of Jaguara concession until final judgment . Cemig to own revenues from end of 1st concession (Aug 28, 2013) . Santo Antônio hydro power plant: Capacity increase approved . Decision expands generation capacity by 13.2% to 3,568 MW . 80 centimeters increase in reservoir level; installation of six more turbines . Project is now for total of 50 turbines . Itaocara hydro plant: Rescission of concession contract . Cemig’s Board decided to apply to Aneel for rescission of Contract 12/2001 Generation - Cemig plants

# Renova: Focus on renewables

CEMIG
A Melhor Energia do Brasil.

Renova – installed capacity, MW

484.6
294.4
190.2
870.7
680.5
190.2
1,259.4
1,069.2
190.2
1,481.1
1,290.9
190.2
1,597.8
1,407.6
190.2
Operational
2014
2015
2016
2017
PCH
Wind power

7

Renova: Focus on renewables Cemig GT enters at controlling stockholding block of Renova* .Acquisition of 51% of Brasil PCH (subject to approvals) •Investment of R$ 676mn .Brasil PCH has 13 Small Hydro Plants (PCHs), with total installed capacity of 291 MW – firm energy of 194 MW. .All PCH’s have long-term contracts selling to Proinfa (renewables program) .Cemig increasing its base of operational assets and consequent cash flow available to invest in growth 190.2 190.2 190.2 190.2 190.2 294.4 680.5 1,069.2 1,290.9 1,407.6 2014 2015 2016 2017 Renova – installed capacity, MW 484.6 870.7 1,259.4 1,481.1 1,597.8 7 Operational PCH Wind power  * As per published Material announcements: http://ri.cemig.com.br/enu/s-10-enu.html?idioma=enu

# Gasmig: Growing business

CEMIG
A Melhor Energia do Brasil.

GASMIG
Uma empresa Cemig

Companhia de Gás de Minas Gerais

Volume of natural gas sold (million m³)
551
962
1,065
1,323
1,484
2009
2010
2011
2012
LTM

8

551 962 1,065 1,323 2009 2010 2011 2012 . 3Q13 gross revenue of R$376 mn, up 8% from 3Q12 .Natural gas volume up 8% from 3Q12 .Natural gas now serving Belo Horizonte hospital network .Mater Dei Hospital has signed 2,700 m³/month natural gas contract .Expansion of natural gas distribution network in Ipatinga 1,484 LTM Gaming: Growing business volume of natural gas sold (million m3)

3Q13 RESULTS

3,192 3,678 3,463 3,439 3,673 3,546 10,328 10,662 - 0.7% +15.3% +3.2% -3.6% . Commercial strategy yields record net revenue in 9M13 .Higher volume of sales to traders and generators .Gain from high spot market price .Growth in number of Cemig’s clients: .Cemig GT: growth 19% .Cemig D: growth 3% 1Q12 1Q13 2Q12 2Q13 3Q12 3Q13 9M12 9M13 Consolidated net revenue

# Operational expenses

-0.1%
2,795
2,793
3Q12
3Q13

## Consolidated expenses – changes in 3Q13

21
Personnel
-20
Profit shares
8
Pensions
-7
Materials
-5
Outsourced services
285
Energy bought
-2
Depreciation / Amort.
-13
Royalties
18
Operational provisions
-87
Use of network
-234
Construction Costs
34
Other expenses

Development of the employee chart

8,368
629
209
7,948
Dec.'12
Jun. '13
3Q13
Sep/13

1,069 subscribed PID voluntary retirement;

565 new employees up to Sep. 2013.

11

2,795 2,793 21 -20 8 -7 -5 285 -2 -13 18 -87 -234 34 -0.1% 11 .Cost reduction program shows results in the quarter .PMSO 2% down in real terms (IPCA) .Increase in electricity prices in Brazilian market .Significant impact on cost of energy bought by distributors .Volume of electricity brought in Free Market up 88% .Charges for use of national grid down 89% 8,368 7,948 629 209 Development of the employee chart 1,069 subscribed PID voluntary retirement; 565 new employees up to Sep. 2013. Dec.’12 Jun. ’13 3Q13 Sep/13 Consolidated expenses – changes in 3Q13

# Consolidated Ebitda

CEMIG
A Melhor Energia do Brasil.

**Ebitda: Guidance vs. Achieved**

6,482
5,865
4,764
Realized
81%
Lower limit of
Guidance*
6,430
Guidance 2013
Last 12 months

## Ebitda by company, 9M13*

Exceeded upper limit of Guidance in September
2,162
2,127
1,731
1,257
68%
2,137
1,851
495
645
108
97
Cemig GT
Guidance GT
Cemig D
Guidance D
Light
Taesa
Gasmig
Others

12

4,764 6,430 6,482 5,865 Guidance 2013 Últimos 12 meses 1,240 1,591 1,214 1,252 1,527 1,289 3,982 4,132 Realized 81% Lower limit of Guidance* *Ebitda: calculated by same criterion used in guidance presented at Cemig/Apimec Investor Meeting of May 2013. +3.2% +28.3% +3.8% 12 -15.6% Ebitda: Guidance vs. Achieved Last 12 months 1Q12 1Q13 2Q12 2Q13 3Q12 3Q13 9M12 9M13 2,162 1,257 495 645 108 97 Cemig GT Guidance GT Cemig D Guidance D Light Taesa Gasmig Outras 1,851 2,137 1,731 2,127 Others Exceeded upper limit of Guidance in September 68% Operational expenses -0.1% 3Q12 3Q13 50% 7% 20% 23% Generation Transmission Distribution Others 631 865 604 617 937 789 2,172 2,271 By segment +2.2% +37.1% +4.6% -15.9% . Sales in spot market at high average prices .Equity holdings make major contribution to results .R$ 349 mn in equity income: 44% of 3Q13 net income .Lower net financial expenses .Cost of loans down 32.4% .Revenue from short term investments up 77.1% 1Q12 1Q13 2Q12 2Q13 3Q12 3Q13 9M12 9M13 Consolidated Ebitda

# Consolidated net income

CEMIG
A Melhor Energia do Brasil.

By segment
23%
50%
20%
7%
Generation
Transmission
Distribution
Others

13

46% 43% 5% 4% 2% IPCA CDI IGP-M UFIR/RGR 1,225 1,684 1,169 1.066 935 1,201 509 2,310 2013 2014 2015 2016 2017 2018 2019 2020 6.2 5.53 5.03 5.33 5.04 5.47 jun/12 sep/12 dec/12 mar/13 jun/13 sep/13 52.4 49.6 49.9 46.3 40.1 36.3 28.7 26.9 Total net debt: R$ 5 billion OTHERS After 2019 Net Debt Stockholders’ Equity + Net debt 2011 1Q12 2Q12 3Q12 2012 1Q13 2Q13 3Q13 Consolidated net income

# Consolidated debt profile

## Maturities timetable
## Average tenor: 4 years

## Main indexors

## Average real cost of debt – %

## Leverage – %

14

741 574 532 167 1,086 833 809 253 1,143 1,245 3T12 3T13 8,839 8,922 - 2.9% -7.3% +1% Gain on issue of shares Gain on issue of shares 3Q12 3Q13 3Q12 Adjustment 3Q12 3Q13 Adjusted 3Q12 Adjustment 3Q12 3Q13 Adjusted 3Q12 3Q13

# Results of Cemig GT – 3Q13

## Ebitda

- 2.9%
1,086
253
Gain on issue of shares
833
809
3Q12
Adjustment
3Q12 Adjusted
3Q13

## Net income

-7.3%
741
167
Gain on issue of shares
574
532
3Q12
Adjustment
3Q12 Adjusted
3Q13

## Net revenue

8.96%
1,143
1,245
3Q12
3Q13

## Electricity sold – GWh

+1%
8,839
8,922
3Q12
3Q13

15

48% 48% 1% 3% IPCA CDI IGP-M other 845 774 634 157 637 118 117 838 2013 2014 2015 2016 2017 2018 2019 em diante 6.06 5.6 5.14 4.81 5.18 5.64 jun/12 mar/13 jun/13 57.2 53.6 55.2 47.9 40.8 36.3 31.4 27.2 2011 1T12 2T12 3T12 2012 1T13 2T13 3T13 2.4 2.1 2.1 1.7 1.1 1.0 0.8 0.7 Total net debt: R$ 4.1 billion Net Debt Stockholders’ Equity + Net debt Net Debt Ebitda 2011 1Q12 2Q12 3Q12 2012 1Q13 2Q13 3Q13 After 2019 OTHERS sep/12 sep/13 dec/12

# Cemig GT: Debt profile, 3Q13

## Maturities profile
**Average tenor: 3.4 years**

## Main indexors

1%
3%
48%
48%
IPCA
CDI
IGP-M
OTHERS

## Average real cost of debt – %

## Leverage – %

16

2,510 2,255 3Q12 3Q13 3Q12 3Q13 6,185 6,477 3Q12 3Q13 -50.1% 127 63 3Q12 3Q13 3Q12 3Q13 351 285 3Q12 3Q13 4.7% -10.2% -18.8%

# Cemig D: 3Q13 results

## Ebitda

-18.8%
351
285
3Q12
3Q13

## Net income

-50.1%
127
63
3Q12
3Q13

## Net revenue

-10.2%
2,510
2,255
3Q12
3Q13

## Electricity sold – GWh

4.7%
6,185
6,477
3Q12
3Q13

17

Net Debt St. Eq. + N.debt 45% 39% 8% 7% 1% IPCA CDI IGP-M RGR 18 368 902 529 901 290 447 392 1,472 2013 2014 2015 2016 2017 2018 2019 6.73 5.96 5.41 5.64 4.88 5.26 jun/12 mar/13 jun/13 52.9 51.8 55.3 55.5 66.3 65.5 61.4 61.3 2011 1.9 1.9 2.1 2.3 2.6 3.5 3.7 4.0 OTHERS 2011 1Q12 2Q12 3Q12 2012 1Q13 2Q13 3Q13 After 2019 Net Debt Ebitda sep/12 sep/13 dec/12

# Cemig D: Debt profile, 3Q13

CEMIG Distribuição S.A.

## Maturity timetable
## Average tenor: 4.5 years

Total net debt: R$ 5.3 billion
368
902
529
901
290
447
392
1,472
2013
2014
2015
2016
2017
2018
2019
After 2019

## Principal indexors

## Average real cost of debt – %

## Leverage – %

18

Total cash available = cash + securities 19 Cash flow

Share performance – 2013 to Nov. 4 Shareholders in more than 40 countries .Average daily trading volume: •Bovespa: R$ 80 mn •NYSE: US$ 28 mn .Over 200 meetings/conferences with investors in various countries .Anefac Professional of The Year Award – Accountant, Leonardo George de Magalhães 4.9% 9.2% -7.3% 2.8% 55.9% -11.4% -4.2% CMIG4 CMIG3 LIGT3 TAEE11 RNEW11 IBOV IEE Capital market

# Capital market

## Share performance – 2013 to Nov. 4

55.9%
4.9%
9.2%
2.8%
-7.3%
-11.4%
-4.2%
CMIG4
CMIG3
LIGT3
TAEE11
RNEW11
IBOV
IEE

## Cemig: A global investment option

20

. IR applications made available by Cemig for tablets and smartphones App Store (iOS) https://itunes.apple.com/us/app/cemig-relacoes-com -investidores/id681193412?mt=8&ls=1 Google Play (Android) https://play.google.com/store/search?q=cemig%20rela %C3%A7%C3%B5es%20com%20Investidore&c=apps Smartphones Tablets Cemig’s Investor Relations Apps

# Cemig's Investor Relations Apps

**Smartphones**

Carrier
2:22 PM
CEMIG
A Melhor Energia do Brasil.
9.67
PRESS RELEASES 5/24/13
Video Webcast Alert: Companhia Energetica de Minas Gerais - CE...
SEC FILINGS 7/24/13
Form: 6-K
MARKET ANNOUNCEMENT 6/21/13
Brazilian Appeal Court interim decision on Jaguara Plant conce...
GENERAL SHAREHOLDER MEETINGS 7/19/13
Road Show - Goldman Sachs

**Tablets**

CEMIG
A Melhor Energia do Brasil.
9.66
Home

21

[LOGO]

# Cemig Day – NYSE Closing bell

CIG
LISTED
NYSE
CEMIG
CIG.C
LISTED
NYSE
The leading power utility in Brazil.
NYSE EURONEXT
CEMIG
A Melhor Energia do Brasil.
OCTOBER
22
TUESDAY
CIG
LISTED
NYSE

22

Investor Relations Tel.: +55-31 3506 5024 Fax: +55-31 3506 5025

Investor Relations

Tel.: +55-31 3506 5024

Fax: +55-31 3506 5025

Email: ri@cemig.com.br

Website: http://ri.cemig.com.br

CEMIG A Melhor Energia do Brasil | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE | LATIBEX XCMIG | Índice de Sustentabilidade Empresarial ISE 2012 | MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM | CDP CLIMATE DISCLOSURE LEADER 2013

Investidores Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br Website: http://ri.cemig.com.br

2. Market Announcement — Earnings Release of Third Quarter 2013

ANNOUNCEMENT OF THIRD QUARTER 2013 RESULTS

3Q 2013 NET PROFIT: R$ 789 MILLION

Highlights

•                  Cash flow, as measured by Ebitda, of R$ 1.3 billion in 3Q13

•                  Net revenue R$ 3.6 billion in 3Q13.

•                  CDE support to compensate the subsidies on TUSD (not added on the tariff review) — R$136mn in 3Q13

•                  Equity gain in subsidiaries contributed R$ 349mn to 3Q13 profit.

Conference Call

Publication of 3Q13 results

Video webcast and conference call

November 14, 2013 (Thursday), at 10 a.m. (Brasília time)

The transmission of Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br

— or heard by conference call on:

+ 55 (11) 3193 8150

Password: CEMIG

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel –                     (+55–31) 3506-5024

Fax –                 (+55–31) 3506-5025

Cemig’s Executive Investor Relations Team

•                  Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

•                  General Manager, Investor Relations

Antonio Carlos Vélez Braga

•                  Manager, Investor Market

Stefano Dutra Vivenza

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, comments:

“The results for 3Q13 are in line with the directives of our Long-term Strategic Plan. We are continuing our strategy of sustainable growth, expanding the operations that can add value to our businesses and provide stockholders with an appropriate and attractive level of return on their investments. The acquisition of Brasil PCH, and our entry into the controlling stockholding block of Renova — two companies that generate electricity from renewable sources — are a practical application of this strategy. As well as growing through mergers and acquisitions, we continue to invest significantly in our concession area. In these initiatives we are working toward the long-term goal of our strategy:

To consolidate Cemig’s position, over the course of this decade, as the largest group in the Brazilian electricity sector by market value, with a presence in the natural gas market, and as a global leader in sustainability, admired by its clients and recognized for its solidity and performance”.

Cemig’s Chief Finance and Investor Relations Officer, Mr. Luiz Fernando Rolla, says:

“In this third quarter of 2013 Cemig continued to produce robust cash flow. Operational cash flow as measured by Ebitda was R$ 1.289 billion, 1.7% more than in the third quarter of 2012 (3Q12). This result is within the level we expected for the period, and in line with our forecasts of Ebitda between R$ 5.8 and R$ 6.4 billion in 2013. We can say that our strategy of expanding operational efficiency and achieving synergy gains and growth — through acquisitions, or through interests in new projects — has been successful. Net profit in the third quarter was R$ 789 million, and the total of cash and cash equivalents at the end of the quarter was R$ 4.67 billion. Both these figures ensure continued execution of the Long-term Strategic Plan and our dividend policy, and successful management of our debt — making Cemig an increasingly solid company, with an efficient corporate management.”

THE ECONOMIC CONTEXT

In the third quarter of 2013 the principal factor affecting the markets was the decision of the US Federal Reserve not to withdraw its monetary stimuli in the United States.  Financial agents in general had it as a near-certainty that these stimuli would be reduced, and as a result had priced the dollar exchange rate to reflect reduction of the Fed’s asset buying program (as a result the Real appreciated to R$ 2.45 in August).  In a surprising decision, however, the Fed opted to maintain the expansionist monetary policy, arguing that economic indicators were not yet sufficiently good to withdraw the stimulus.

In spite of this, US GDP was growing at an annualized rate of 2.5% in the third quarter, above expectations — though this was largely due to positive variation in inventories.  Private consumption and non-residential investment in fact slowed, and government expenditure also contracted.  Unless demand increases in the near future, we believe a slowing down of the economy is possible.  Also, in the coming quarters the USA will have a major obstacle to overcome: political risk, as concerns are renewed on a possible further fiscal and budget impasse in Congress, and the consequent impact on the behavior of the US economy.

The appreciation of the dollar, the resulting volatility of the exchange rate due to speculation on when the stimuli would be withdrawn, and high long-term US interest rates affected international capital flows, principally affecting the emerging economies.  In Europe, confidence indicators signaled that the region is still in a phase of economic recovery, though gradual and irregular. The Purchasing Managers’ Index (PMI) — expressing the stance of services and industry in the euro zone — rose to 52.2 points in September (from 51.5 in August and 50.3 in July), its highest level in 27 months.  And UK GDP was up 0.8% from 2Q to 3Q13, which is the largest quarterly increase since 2010.  However, the unemployment rate in the euro zone remains high at 12.2%; and although its growth is slowing, it has not stopped growing since April 2011. As a result the European Central Bank and the Bank of England opted to keep interest rates unchanged at 0.5% p.a. for a further period, while also signaling the possibility of their adopting additional stimuli.

In China GDP was up 7.8% year-on-year in 3Q13 — a higher figure than its 7.5% YoY growth of 2Q13. This tended to reduce concern on a possible slowdown in the Chinese economy, which would be negative for emerging markets. In the third quarter the Chinese government adopted various measures to stimulate the economy, such as purchase of financial assets (aiming to increase monetary liquidity), and other actions that included reduction and simplification of taxes for small and medium-sized companies and for exports. Based on this, analysts continue to expect that China will reach its growth target of 7.5% for 2013.

In Brazil, the Central Bank took some action aiming to give more predictability to the interventions in the FX market, and reduce the Real’s strong depreciation trend, with a program of daily auctions of exchange rate swaps lasting until the end of this year. These measures were relatively successful in 3Q in containing the upward surge in the exchange rate, which closed 3Q13 at approximately R$ 2.20.

The Central Bank also increased the basic — Selic — interest rate from 8.0% to 9.0% p.a., during 3Q, continuing efforts to contain the inflation rate, which was 3.79% in the first nine months of the year, and 5.86% in the prior 12 months.

The most recent figures on economic activity from the IBGE reported Brazilian GDP growing 1.5% (seasonally adjusted) from 1Q to 2Q13, which was a positive surprise for the market, and 3.3% higher year-on-year (vs. 2Q12).

Brazilian industrial GDP was up 2.0% in 2Q13 from 1Q13, after a quarter-on-quarter contraction of 0.2% in the previous quarter — but according to data from the IBGE industry remained weak in the third quarter, contracting 1.4% — signaling weak performance for the economy as a whole in the third quarter.

Even so, Brazil’s Industrial Corporate Confidence Index rose in both August and September, reversing a fall in July, when it had nearly touched the dividing line between confidence and lack of confidence. We believe this is an important signal for recovery of the sector.  The consumer confidence index remains low, though stable.

In Minas Gerais the João Pinheiro Foundation reported the state’s contribution to GDP as 0.1% lower in 2Q13 than 1Q13, mainly due to farming output 11.1% lower, countered by industrial output 2.1% higher, reversing from a strong contraction in 1Q, while growth in the services sector was stable at 0.6%.

For the long term, we see the outlook for the Brazilian economy as positive.  In our view, the large-scale sporting events and investments in the oil and gas sector, among other projects, are unequalled opportunities for the country to improve infrastructure, and in parallel boost its economy — with positive consequences for the electricity sector, since production and distribution of electricity tend to grow at the same rate as industry as a whole.

According to the government’s Energy Research Company (EPE), total consumption in the Brazilian national grid in the first nine months of 2013 was up 3.2% year-on-year, and in the third quarter, up 3.9% (this year-on-year comparison for a single quarter was 3.0% in 2Q13).

The largest contribution to consumption growth was in the residential consumer category, up 6.9% YoY in 3Q13, due to (a) expansion of the consumer base — by 3.5%, from the end of 3Q12), and (b) average consumption per home up 2.9% YoY, reflecting growth in ownership and use of household appliances. The growth in appliance ownership partly reflects the “Improve My House” Program (Programa Minha Casa Melhor), launched in June 2013, which promoted acquisition of household appliances.

There was also strong growth in consumption by the commerce and services consumer category: up 5.3% YoY in 3Q13 — compared to 4.6% YoY in 2Q13 — although this rate of growth appears to be slowing (since these numbers are lower than those of 2012).

Consumption of electricity by the industrial consumer category, on the other hand, was up 1.1% YoY in 3Q13 (the same YoY figure as in 2Q13). On the other hand when seasonally adjusted this group’s consumption in 3Q was 0.3% lower than in 2Q — which is in line with the figures for industry found by the IBGE.

In the first nine months of 2013 (9M13) total consumption of electricity supplied by Cemig was only 0.6% higher than in 9M12, negatively affected by industrial consumption 4.5% lower in Minas Gerais State. In spite of this, EPE reported improvements in quarterly industrial electricity consumption in the state, on the modest increase in consumption by steel and mining (although the total was lower than in 2012).  Meanwhile consumption by the residential sector was up 6.8% YoY (reflecting an increase of 3.1% in the total number of Cemig’s consumers, together with average monthly consumption per consumer 3.4% higher); and consumption in the Commercial and Services sector was up 5.0% YoY.

Finally, we note that EPE has revised its forecast for electricity consumption in 2013: it now expects consumption through the National Grid system 3.3% higher than in 2012, reflecting a more modest recovery in the industrial sector — although the residential sector outperformed the previous forecast.

Cemig: share performance

Security	Ticker	Currency	Close of 3Q12	Close of 3Q13	Change in period
Cemig PN	CMIG4	R$	17.63	19.24	9%
Cemig ON	CMIG3	R$	15.91	18.46	16%
ADR PN	CIG	U$	8.61	8.64	0%
ADR ON	CIG.C	U$	7.55	8.66	15%
Ibovespa	Ibovespa	—	59,175	52,338	-12%
IEEX	IEEX	—	30,091	27,037	-10%

Sources: Economática

Cemig’s preferred shares (CMIG4) traded R$ 4.1 billion in São Paulo in 3Q13 — making it one of the most liquid stocks in Brazilian electricity and one of the most traded in the Brazilian market.

On the NYSE, ADRs for Cemig’s preferred shares (CIG) traded US$ 1.4 billion in 3Q13, reflecting the recognition the stock receives from the investor market, and securely identifying Cemig as a global investment option.

The Ibovespa (index of the São Paulo stock exchange) declined 12% over 12 months, closing September at 52,338 points, reflecting, in our view, growing investor pessimism about Brazil’s economy, and other factors including (i) performance of EBX Group shares, and (ii) depreciation of the dollar over much of the period, pressuring shares in oil- and mining-related stocks.  In 3Q13 the Ibovespa rose a little, but was still down in the first nine months of the year.

Cemig’s shares rose considerably in value over the 12 months to the end of 3Q13: the common stock by 16% and the preferred stock by 9%. This appreciation was much higher than that of the Ibovespa and the index of the Brazilian electricity sector for the period — reinforcing the perception of Cemig’s shares as a firm investment option.

Cemig: Share performance from 3Q12 to 3Q13

Cemig’s long-term ratings

The leading rating agencies maintained their long-term credit rating outlook for Cemig:

	Cemig		Cemig D		Cemig GT
Agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA(bra)	Negative	AA(bra)	Negative	AA(bra)	Negative
S&P	—	—	brAA	Stable	brAA-	Stable
Moody’s	Ba1	Negative	Baa3	Negative	Baa3	Negative

Economic summary

(mn)	3Q13	3Q12	Change %
Electricity sold, GWh (excluding CCEE)	15,578	15,081	3.30
Gross revenue, R$ million	4,708	5,185	(9.20)
Net revenue, R$ million	3,546	3,673	(3.46)
Adjusted Ebitda *	1,288,654	1,268,751	1.57
Adjusted Net profit *	788,841	766,386	2.93

*  Adjusted for non-recurring effect of Gain on dilution of interest in jointly-controlled subsidiaries.

Adoption of international accounting rules

The results given below are in accordance with the new accounting rules, reflecting the harmonization of Brazilian accounting rules with IFRS.

PROFIT AND LOSS ACCOUNTS

FOR THE THIRD QUARTERS OF 2013 AND 2012

R$ ’000 (except Net profit per share)

Consolidated	3Q13	3Q12	Change, %
REVENUE	3,545,896	3,673,146	(3.46)

OPERATIONAL COSTS
Electricity bought for resale	(1,452,854)	(1,168,200)	24.37
Charges for the use of the national grid	(142,183)	(229,268)	(37.98)
Personnel and managers	(290,789)	(269,679)	7.83
Employees’ and managers’ profit shares	(38,378)	(58,288)	(34.16)
Post-retirement liabilities	(41,957)	(33,498)	25.25
Materials	(16,688)	(24,020)	(30.52)
Outsourced services	(211,046)	(216,488)	(2.51)
Depreciation and amortization	(186,589)	(188,856)	(1.20)
Operational provisions	(33,644)	(15,699)	114.31
Royalties for use of water resources	(31,143)	(44,173)	(29.50)
Infrastructure construction cost	(232,249)	(465,924)	(50.15)
Others	(115,417)	(81,092)	42.33
TOTAL COST	(2,792,937)	(2,795,185)	(0.08)

Equity gain (loss) in subsidiaries	349,106	460,639	(24.21)

Profit before Financial revenue (expenses) and taxes	1,102,065	1,338,600	(17.67)

Financial revenues	147,412	154,029	(4.30)
Financial expenses	(266,727)	(323,860)	(17.64)
Pretax profit	982,750	1,168,769	(15.92)

Current and deferred income tax and Social Contribution tax	(193,909)	(231,638)	(16.29)
NET PROFIT FOR THE PERIOD	788,841	937,131	(15.82)
Non-recurring
Gain on dilution of equity interest in jointly-controlled subsidiaries	—	(170,745)
ADJUSTED NET PROFIT FOR THE PERIOD	788,841	766,386	(2.93)

Ebitda	1,288,654	1,527,456	(15.63)
Non-recurring	—	(258,705)
Adjusted Ebitda	1,288,654	1,268,751	(1.57)

Basic and diluted profit per preferred share	0.82	0.97
Basic and diluted profit per common share	0.82	0.97

Cemig’s consolidated electricity market

The figures we report for Cemig’s market comprise the sale of electricity by its distribution company, Cemig Distribuição (“Cemig D”) and its Generation and transmission company, Cemig Geração e Transmissão (“Cemig GT”).

This market can be summarized as: sales of electricity to both captive and free consumers, in the concession area of Minas Gerais and outside that state; sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; sales under the Program to Encourage Alternative Electricity Sources (“Proinfa”); and sales on the CCEE (the wholesale market); with elimination of transactions between companies of the Cemig group.

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

The volume of electricity sold to final consumers in Cemig’s concession area in 3Q13 was 2.26% lower than in 3Q12.

	MWh		Change	Average price in 3Q13	Average price in 3Q12
Consolidated	3Q13	3Q12%		R$	R$
Residential	2,343,749	2,210,313	6.04	467.76	554.89
Industrial	6,002,381	6,594,665	(8.98)	172.03	171.96
Commercial, Services and Others	1,436,847	1,358,282	5.78	391.51	449.88
Rural	910,719	826,834	10.15	229.61	263.42
Public authorities	209,886	201,149	4.34	383.17	449.49
Public illumination	317,629	313,113	1.44	244.56	277.93
Public service	316,123	299,377	5.59	254.86	306.58
Subtotal	11,537,334	11,803,733	(2.26)	272.09	293.01
Own consumption	8,338	8,140	2.43	—	—
Wholesale supply to other concession holders(*)	4,032,768	3,268,901	23.37	157.02	139.13
Total	15,578,440	15,080,774	3.30	247.15	260.48

( * ) Includes Contracts for Sale of Energy in the Regulated Market (CCEARs) and “bilateral contracts” with other agents.

The following notes comment on the main consumer categories:

Residential:

Residential consumption was 15.04% of the total of electricity sold by Cemig in 3Q13.  The increase of 6.04% in relation to 3Q12 is associated with the increase of 3.1% in the number of consumer units.  Cemig D (Distribution) invoiced 205,983 consumers in 3Q13, while average monthly consumption per consumer was up 2.5% year-on-year — at 126.4 kWh/month in 3Q13, compared to 123.4 kWh/month in 3Q12. This reflected the continuing (though recently slower) growth rate of private consumption of goods and services, partly made possible by the federal government’s policy of stimulating consumption.

Industrial:

	MWh		Change	Average price 3Q13	Average price 3Q12
	3Q13	3Q12%		R$	R$
Cemig GT (Generation and Transmission)	4,743,203	5,292,054	(10.37)	143.23	136.69

Cemig D (Distribution)	1,025,795	1,043,940	(1.74)	331.40	386.64

Industrial consumption was 38.53% of the total electricity sold by Cemig in 3Q13.  The total 8.98% lower than in 3Q12 reflects weaker industrial activity in the period.

Commercial:

	MWh		Change	Average price	Average price
	3T13	3T12%		3Q13	3Q12
Cemig GT (Generation, Transmission)	73,422	57,732	27.18	214.99	196.25

Cemig Distribuição	1,353,431	1,290,234	4.90	402.74	463.74

This category of clients consumed 9.22% of the electricity transacted by Cemig in 3Q13, totaling 5.78% more than in 3Q12, reflecting an increase of 19.25% in the number of consumers (942 new consumers).

Rural:

Rural consumption was 5.85% of the total volume of electricity sold, the total being 10.15% higher YoY, in 3Q13.  A key factor was the significant demand for electricity for irrigation.

Other consumer categories:

The other consumer categories — public authorities, public illumination, public service and Cemig’s own consumption — totaled 5.47% of the electricity transacted by Cemig, and 3.67% more than in 3Q12.

Supply to other electricity operators in the Free and Regulated Markets:

Cemig’s sales to agents of the electricity sector in Brazil’s Free and Regulated Markets totaled 25.89% of the volume of electricity transacted in 3Q13, 23.37% more than in 3Q12. The average price of the electricity energy sold was R$157.02/MWh on the 3Q13, 12.86% more than the 3Q12 (R$139.13/MWh).

The electricity market of Cemig D

The concession area of Cemig D (Distribution) covers 567,748 km², approximately 97% of the Brazilian State of Minas Gerais. Cemig D has four electricity distribution concessions in Minas Gerais, under four concession contracts — for the Western, Eastern, Northern and Southern areas of the State.

The total sales of electricity by Cemig D (Distribution) to its captive market were 4.7% higher YoY in 3Q12, reflecting an increase in consumption per consumer unit, and 81,459 new consumers connected to Cemig’s distribution network in 3Q13.

The total number of consumers invoiced in 3Q13 was 7,712,033, 3.07% more than in 3Q12.  Of this total, 7,711,644 are captive consumers — an increase of 3.07% — and 389 are Free Consumers that use the distribution network of Cemig D — an increase of 20.01%.

The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT means the total of sales made:

I.                     in the Free Market, to Free Consumers — in Minas Gerais and other states — and to other generators and traders;

II.                in the Regulated Market, to distributors; and

III.           in the CCEE (Brazil’s Electricity Trading Chamber).

Cemig GT’s electricity market was 0.9% smaller, in aggregate, in 3Q13 than in 3Q12.  This mainly reflects a total of electricity sold to industrial clients 10.37% lower than in 2Q12, due to the slowdown in industrial activity, the effect being mitigated by a volume of electricity sold to other concession holders 17.79% higher.

Balance of sources and uses of electricity — MWh

	MWh		Change
	3Q13	3Q12%
Total energy carried
Electricity transported for distributors	88,340	82,294	7.3
Electricity transported for free clients	5,051,380	5,174,499	(2.4)
Own load
Consumption by captive market	6,485,671	6,193,100	4.7
Losses in distribution network	1,517,430	1,555,204	(2.4)

Sources: Cemig D — Sources and Uses (PC/AR); Cemig D — Monitoring of Invoiced Market (PC/PM); Pontos de Medição 2005—2011 - CCEE Accounting — ME001 Report.

The total of Cemig D’s electricity losses in the 12-month period ending September 30, 2012 was 5,840 GWh, or 11.23% of the total of energy carried. In the same 12 months non-technical losses totaled 1,303 GWh — equal to 7.63% of the total electricity billed in the low-voltage market. This was a reduction of 1.04 p.p. in relation to the 12-month period ended on December 31, 2012.

Consolidated operational revenue

Total revenue from supply of electricity

Revenue from total supply of electricity in 3Q13 was R$ 3.85 billion, 1.99% less than the total for 3Q12 of R$ 3.93 billion.

The main factors affecting revenue in 3Q13 were:

•                      Annual tariff adjustment for Cemig D, with average effects on consumer tariffs of 3.85%, effective from April 8, 2012 (full effect in 2013).

•                      Volume of energy invoiced to final consumers 2.26% lower.

•                      For captive consumers, an average reduction in tariffs of 18.14%, as a result of the Extraordinary Tariff Review created by Provisional Measure 579 of September 11, 2012. The tariffs were applied from January 24, 2013 to April 7, 2013, when the Periodic Tariff Review — which happens every 5 years under the concession contract — was completed.

•                      Tariff increase for Cemig D, with average effect on consumer tariffs of 2.99%, in effect from April 8, 2013.

•                  Adjustment of contracts for sale of electricity to free consumers in 2013 — the greater part of these contracts are indexed to the variation in the IGP-M inflation index.

	R$		Change	Average price 3Q13	Average price 3Q12	Change
	3Q13	3Q12%		R$	R$	%
Residential	1,096,310	1,226,478	(10.61)	467.76	554.89	(15.70)
Industrial	1,032,581	1,134,035	(8.95)	172.03	171.96	0.04
Commerce, Services and Others	562,534	611,063	(7.94)	391.51	449.88	(12.98)
Rural	209,113	217,807	(3.99)	229.61	263.42	(12.83)
Public authorities	80,421	90,415	(11.05)	383.17	449.49	(14.76)
Public illumination	77,680	87,025	(10.74)	244.56	277.93	(12.01)
Public services	80,566	91,782	(12.22)	254.86	306.58	(16.87)
Subtotal	3,139,205	3,458,605	(9.23)	272.09	293.01	(7.14)
Supply not yet invoiced, net	77,772	14,778	426.27	—	—	—
Supply to other concession holders(*)	633,218	454,786	39.23	157.02	139.13	12.86
Total	3,850,195	3,928,169	(1.98)	247.15	260.48	(5.12)

(*) Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

Revenue from wholesale electricity sales

Revenue from supply to other concession holders was R$ 633mn in 3Q13, compared to R$ 455mn in 3Q12 - an increase of 39.23%.

The average price of electricity sold was R$ 157.02/MWh in 3Q13, 12.86% higher than in 3Q12 (R$ 139.13/MWh).

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue earned by Cemig D (Distribution) from the Tariff for Use of the Distribution Systems (TUSD) was R$ 205mn in 3Q 2013, a reduction of 55.63% from R$ 463mn in 3Q12. The main reason for the lower figure is the reduction in the tariff, perceived by Free Consumers as an average reduction of 33.22%, as from April 8, 2013.

Transmission concession revenue

The revenue from the transmission concession in 3Q13 was R$ 117mn, a reduction of 32.82% compared to 3Q12 (R$ 174mn). The change is basically due to renewal of the Company’s older transmission concessions which, as from 2013, began to be remunerated only for operation and maintenance of the infrastructure, under Provisional Measure 579 (converted into Federal Law 12783/13), thus reducing the RAP (Permitted annual revenue) of the transmission company by 65.88% for the period in question.

Revenue from transactions in electricity on the CCEE

Revenue from transactions on the Electricity Trading Market (CCEE) in 3Q12 was R$ 13.0mn, compared to R$ 46.8mn in 3Q12 — a reduction of 72.15%. This basically reflects a lower availability of electricity for trading.

Other operational revenues

This total includes charged services, sharing of infrastructure, the subsidy for the low-income electricity tariff, and other services provided under the concession. Operational revenues were R$ 290.9mn in 3Q13, compared to R$ 107.9mn in 3Q12. This difference was an increase of 169.57%, arising from the compensation from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), under Law 12783/13, to compensate for the subsidies in the Tariffs for Use of the Distribution System (TUSD) that were not incorporated into the tariff, in an amount totaling R$136 million in 3Q13.

Sector / regulatory charges — deductions from revenue

The deductions from revenue for sector charges in 3Q13 totaled R$ 1.163 billion, 23.12% less than their total of R$ 1,512mn in 3Q12. This reflects the provisions of Law 12783, of January 2013, which reduced the charge for the Energy Development Account (CDE) (passed on to the consumer) by 71%, and abolished (a) the prorating of the Fuel Consumption Account (CCC), and (b) the charging of the quota for the Global Reversion Reserve (RGR) to holders of concessions and permissions.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses

Operational Costs and Expenses, excluding Financial revenue (expenses), totaled R$ 2.793 billion in 3Q13, 0.08% less than in 3Q12 (R$ 2.795 billion).

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

This expense in 3Q13 was R$ 1.45 billion, 24.37% more than in 3Q12 (R$ 1.168 billion).  The main factors in the difference are:

•                      Purchases of electricity for resale R$ 200 million higher in 3Q13, due to greater selling activity, associated with the higher cost of acquisition due to the higher market price of electricity.

•                      Lower net expenses on spot market purchases of electricity in the CCEE, reflecting the reimbursement by the Federal government of a part of the costs, in the amount of R$ 99mn.

•                      Allocation, to the distributors of the National Grid system, of physical energy and power guarantee quotas for the plants whose concessions were renewed under Law 12783 (of January 2013).

•                      Expenses on electricity from Itaipu 17.97% higher. This expense, linked to the US dollar, was R$ 273mn in 3Q13, compared to R$ 231mn in 3Q12 due, among other factors, to the depreciation of the Real against the dollar in 3Q13, compared to appreciation during 3Q12. The average value of the dollar applied to invoices in 9M13 was R$ 2.12/US$, 14.40% higher than the value of R$ 1.86/US$ applied in 9M12.

Charges for the use of the national grid

The expense on charges for use of the national grid in 3Q13 was R$ 142mn, 37.98% less than in 3Q12 (R$ 229mn). This is the result of Law 12783 (of January 2013), which reduced the sector charges and also renewed older transmission concessions, at the same time reducing the remuneration of the concession holders, which was reflected in lower transmission charges.

Personnel

	3T13	3T12	Δ%

Remuneration and payroll costs/charges	246	247	0,4
Pension contributions — Defined contribution plan	17	14	21,4
Assistance benefits	33	31	6,5
	296	292	1,4

Personnel expenses (excluding the voluntary retirement programs, and the costs of personnel transferred to works in progress) were 4.4% lower in real terms in 3Q13 than 3Q12, after the wage increase of 6% under the annual collective work agreement of November 2012.  This reflected the PID (Retirement Incentive) Program.  The retirements covered by the program did not all take place in the third quarter, since the final deadline is December 2013.   The effects of the PID were partially offset by entry of 565 new employees.

Number of employees

Cemig (Holding company), Cemig GT and Cemig D

Post-retirement obligations

Post-retirement liabilities in 3Q13 were R$ 42 million, 25.25% higher than in 3Q12 (R$ 33 million).  The expense basically reflects monetary updating of the obligation and this variation arises, principally, from reduction of the discount rate on the actuarial obligations as from December 31, 2012 (3.66% in 2012, compared to 5.53% in 2011), which had the consequence of increasing the actuarial obligations recorded by the company as from that date.

Outsourced services

The expense on outsourced services in 3Q13 was R$ 211mn, 2.51% less than in 3Q12 (R$ 216mn).  The main differences were in contracting of outsourced workers (reduction of 47.33%), expenses on communication (reduction of 57.42%), and reduction in costs of disconnection and reconnection (down 57.88%).

Other operational expenses, net

The other items of operational costs and expenses totaled R$ 115mn in 3Q13, 42.33% more than in 3Q12 (R$ 81mn).  This mainly reflects the Pasep and Cofins taxes applying to the reimbursement of funds made from the Energy Development Account (CDE) to compensate for the subsidies in the TUSD (Tariff for use of the Distribution System) that were not incorporated into client tariffs.

Equity method gains (losses)

The total of Equity gains (losses) in subsidiaries in 3Q13 was a gain of R$ 349 million, which is 24.21% less than the gain of R$ 461 million in 3Q12.

This reflects the fact that the figure for the previous year (3Q12) included the equity gain arising from the public offering of shares in Taesa.

Financial revenues and expenses

Financial revenues	Financial expenses

Cemig reports net financial expenses in 3Q13 of R$ 119mn, compared to net financial expenses of R$ 197.3mn in 3Q12.  The main factors in this are:

•                      revenue from cash investment 77.06% higher, at R$ 96mn in 3Q13, compared to R$ 54mn in 3Q12, due to a higher volume of cash available for investment in 2013;

•                      penalty fees for late payments of electricity bills 22.30% lower, at R$ 34mn in 3Q13, compared to R$ 44mn in 3Q12, reflecting a settlement with a major client in 2012 for non-payment of the TUSD charges in prior periods;

•                      costs of loans and financings 32.41% lower, at R$ 179 million in 3Q13, compared to R$ 265 million in 3Q12, basically due to the reduction in the volume of funds raised indexed to the CDI rate; and

•                      monetary updating on loans and financings 34.63% lower, at R$ 30mn in 3Q13, compared to R$ 46mn in 3Q12.  This basically reflects a lower volume of funds raised that were indexed to IPCA inflation.

Income tax and Social Contribution tax

In 3Q13, Cemig’s expenses on income tax and the Social Contribution tax totaled R$ 194 million, on pre-tax profit of R$ 983 million, a percentage of 19.73%.

In 3Q12, Cemig’s expense on income tax and the Social Contribution tax totaled R$ 232 million, on pre-tax profit of R$ 1.169 billion, a percentage of 19.81%.

Regulatory Assets and Liabilities

Following the alignment of Brazilian accounting practices with IFRS, as from 2010 regulatory assets and liabilities are no longer recorded in the Company’s financial statements; and amounts relating to regulatory items are recognized in the Profit and loss account only as from the moment they are included in the Company’s tariff.

This table shows the effects that regulatory assets and liabilities would have had if they had been recognized in the Company’s Statement of financial position:

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Assets
Anticipated expenses — CVA (1)	1,186,175	884,209	332,829
Review of the Tariff for Use of the Distribution Network (TUSD) (2)	—	3,089	3,089
Low-income subsidy	—	335	591
TUSD discounts — Source with incentive	57,312	59,627	26,620
TUSD discounts — Self-producers and Independent Producers	(346)	7,597	29,137
Reduction of Tariff for use of transmission and distribution systems	2,959	—	—
Discounts for irrigation operations	9,826	8,338	20,231
Other regulatory assets	46,972	17,735	31,198
	1,302,897	980,931	443,785

Liabilities
‘Portion A’	—	—	(9,646)
Regulatory liabilities — CVA (1)	(821,113)	(294,474)	(559,253)
Low-income subsidy	—	(1,493)	(147,695)
Other regulatory liabilities	(105,908)	(4,487)	(35,855)
Effect on Stockholders’ equity of increase in stake in jointly-controlled subsidiary	—	5,248	5,248
	(927,021)	(295,206)	(747,201)

(1) Portion A Costs Variation Compensation Account (CVA).

(2) Tariff for Use of Distribution Systems (TUSD).

The net effects of regulatory assets and liabilities on the Company’s Profit and loss account, if they had been recorded, would have been as follows:

	Sep. 30, 2013	Sep. 30, 2012
Net profit for the period	2,271,426	2,172,751
Anticipated expenses and Regulatory liabilities — CVA (1)	(385,959)	261,843
Other regulatory items (2)	72,261	96,232
Effects of tax on Regulatory assets and liabilities	126,886	(148,248)
Net profit for the period taking into account regulatory assets and liabilities	2,084,614	2,382,578

(1) Portion A Costs Variation Compensation Account (CVA).

(2) Tariff for Use of Distribution Systems (TUSD).

Ebitda

Cemig’s consolidated Ebitda in 3Q13 was 1.57% higher than in 3Q12:

Ebitda — R$mn	3Q13	3Q12	Change %
Net profit for the period	788,841	937,131	(15.82)
+ Provision for income tax and Social Contribution tax	193,909	231,638	(16.29)
+ Financial revenue (expenses)	119,315	169,831	(29.74)
+ Amortization and depreciation	186,589	188,856	(1.20)
= EBITDA	1,288,654	1,527,456	(15.63)
— Adjustment for gain on dilution of interest in a jointly-controlled subsidiary	—	(258,705)	—
= ADJUSTED EBITDA	1,288,654	1,268,751	1.57

Adjusted consolidated Ebitda was slightly - 1.57% - higher, in line with profit being 2.9% higher than adjusted profit in 3Q12, this factor being partially offset by lower equity gain on subsidiaries (after disposal of the interest in the TBE Group), and by net revenue 3.46% lower. Cemig D’s Ebitda 18.88% lower in 3Q13 than 3Q12 mainly reflected its revenue being 5.61% lower YoY. Cemig GT’s Ebitda being 25.51% lower in 3Q13 than 3Q12 mainly reflected operational costs and expenses 41.45% higher (excluding the effects of depreciation and amortization), partially offset by net revenue 8.96% higher. Adjusting Cemig GT’s Ebitda for the non-recurring effect of the gain on disposal of an equity interest in a jointly-controlled subsidiary, which took place in 3Q12, the reduction would be 2.84%.

Debt

Cemig’s total consolidated debt at September 30, 2013 was R$ 9.538 billion, 8.42% less than on December 31, 2012. The ratio debt/consolidated stockholders’ equity (equity = R$ 13.198 billion) was 72.27%, and book value per share was R$ 13.71.

ACQUISITIONS

BRASIL PCH

On June 14, 2013 Cemig GT signed a share purchase agreement with Petrobras for acquisition of 49% of the common shares of Brasil PCH.  On August 8, an Investment Agreement was signed between Cemig GT, Renova Energia S.A, RR Participações S.A, Light Energia S.A and Chipley (a special-purpose company), governing entry of Cemig GT into the controlling stockholding block of Renova, and assigning the Share Purchase Agreement for purchase of the interest in Brasil PCH to Chipley.

The transaction for acquisition of an interest in Brasil PCH was subject to rights of first refusal, and/or joint sale, held by the other stockholders of Brasil PCH.  At expiry of that right no party exercised a right of purchase, and only the stockholder Jobelpa S.A, holder of 2% of the shares, exercised the right of joint sale. Thus Chipley will acquire 51% of Brasil PCH, for R$ 676 mn, on the base date December 31, 2012, updated by the CDI rate plus 2% p.a. up to the date of payment. Completion is subject to approval by regulators.

The acquisition is part of the strategy in Cemig’s Long-Term Strategic Plan to aim for sustainable growth, through transactions that can add value to its present assets and provide its stockholders with the appropriate and attractive return on their investment.

For more information please see the Material Announcement at this link:

Brasil PCH Aquisition

RENEWAL OF CONCESSIONS

The government passed Law 12783 (initially Provisional Measure 579), aiming to end discussion on the possibility of extension of the electricity concession covered by Articles 17 (Paragraph 5), 19 and 22 of Law 9074 of 1995.

Cemig opted not to renew its concessions for 18 hydroelectric plants. Cemig believes that it has the right to extension of its concessions for the Jaguara, São Simão and Miranda plants, whose initial periods have expiration dates in August 2013, January 2015 and December 2016, respectively, under the conditions in force prior to Provisional Measure 579, expressed in clauses of the concession contracts themselves and in Article 19 of Law 9074 of 1995.

On August 29, 2013, Cemig GT obtained an injunction from the Brazilian Higher Appeal Court (Superior Tribunal de Justiça, or STJ) in an application for order of mandamus against the decision by the Mining and Energy Ministry not to extend the concession of the Jaguara Hydroelectric Plant.  The Ministry alleges that extension of the concession is a discretionary right of the federal government.  The injunction was given by Justice Ari Pargendler, and ensures that Cemig will continue to operate Jaguara until final judgment of the action.

STJ - Jaguara

DIVIDENDS

Cemig’s dividend policy guarantees (i) distribution of 50% of Net profit as obligatory dividend to the company’s stockholders, subject to the other provisions of the bylaws and the applicable legislation; and (ii) allocation of the balance, after any retention specified in a capital budget and/or investment plan prepared by the management of Cemig, in obedience to the Strategic Plan and the dividend policy therein specified and duly approved, to constitute the earnings reserve for distribution of extraordinary dividends, up to the maximum limit specified by law.

Without prejudice to the obligatory dividend, every two years Cemig will use this earnings reserve for distribution of extraordinary dividends up to the limit of cash available.

The Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of accumulated profits, profit reserves, or profits found in the 6-monthly or interim financial statements.

This table shows payments made to stockholders over the last five years:

Date approved	Type of payment	Amount per share, R$
April 30, 2013	Dividend	1.43
Dec. 20, 2012	Interest on Equity	1.99
Dec. 20, 2012	Extraordinary dividends	1.88
April 27, 2012	Dividend	1.90
Dec. 9, 2011	Extraordinary dividends	1.25
April 29 2011	Dividend	1.75
Dec. 16, 2010	Extraordinary dividends	1.32
April 29, 2010	Dividend	1.50
April 29 2009	Dividend	1.90
April 25, 2008	Dividend	1.78

Cemig’s dividend yield has been growing significantly over the last five years, providing an increasingly higher return to the stockholder:

Light — Highlights of 3Q13

•                      Total energy sold in 3Q13 was 1.7% higher than in 3Q12, at 5,581 GWh, reflecting increased consumption by the Commercial segment — which was up 2.5% YoY — and the group Others, up 3.8% YoY.

•                      Consolidated net revenue in the quarter, excluding construction revenue, was R$ 1.615 billion, up 3.8% from 3Q12.  Revenue increased in all the sectors of the Company’s business, led by trading, in which revenue was up 102.5% YoY.

•                      Consolidated Ebitda in the quarter was R$ 722.0mn, 161.1% higher than in 3Q12, boosted by the receipt of cash transferred from the CDE fund totaling R$ 303.4mn, approved by Aneel in the tariff review, reimbursing costs of purchase of electricity incurred in the previous quarters.  Even excluding this effect, Ebitda was a significant 51.4% higher YoY.

•                      Net profit in 3Q13 was 282.1% higher than in 3Q12, at R$ 321.5mn in 3Q13, also reflecting the impact of the inflow of funds from the CDE.  Even so, without this effect profit was still up 44.1% YoY.

•                      Non-technical losses in the last 12 months were 43.7%, calculated as a percentage of the low-voltage market invoiced (Aneel criterion), representing a reduction of 1.7 percentage points from their level at the end of December 2012.

•                      The percentage of total billing collected in the quarter was 97.9%, in line with its level in 3Q12.  Provisions for doubtful receivables were 2.0% of gross revenue from invoicing of electricity, totaling R$ 37.1mn, almost in line with the provision in 3Q12.

•                      At the end of September Light had net debt of R$ 4.152 billion, 2.4% higher than at the end of June 2013.  Its leverage as expressed by Net debt/Ebitda was 2.68x.

•                     On November 5, 2013 Aneel approved the Tariff Review of Light SESA, with an effective average increase of 3.65% on consumers’ electricity bills, applied from November 7, 2013.

For more information please see this link:

Press-release Light 3T13

Taesa — Highlights of 3Q13

•                      In 3Q13 Taesa entered a new phase of its development: it accounted the first complete quarter of TBE, insourced the O&M activities of the concessions of ATE, ATEII, ATE III and STE, and completed settlement of the Transmineiras deal, through its affiliated company EATE.

•                      Taesa reports consolidated IFRS net profit for 3Q13 of R$ 477.9 million, 59.6% higher than for 3Q12. Regulatory Ebitda (a non-IFRS measure) was R$ 315.8 million, R$ 24.6 million higher than in 3Q12, with Ebitda margin of 87.8%.

•                      The processing of insourcing O&M of ATE, ATEII, ATE III and STE — replacement of the outsourced group that previously providing this service with the company’s own internal staff team — was completed in September. The purpose of this was to reduce costs, and optimize the operations of these concessions, using the advantages of Taesa’s own technical expertise, and scale, and the privileged geographical position of its assets.

•                      On August 8, through the affiliate EATE, Taesa acquired 10% of the transmission companies Transudeste, Transleste and Transirapé. This purchase was settled on October 17 with a payment of R$ 33.5 million by EATE from its own funds.

On the following pages Taesa presents its results for 3Q13.

3Q13 Taesa Earnings

FINANCIAL STATEMENTS BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY — SEPTEMBER 31, 2013

ITEM	HOLDING	CEMIG GT	CEMIG D	LIGHT	TAESA	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS/ TRANSFERS	TOTAL
ASSETS	14,835,981	12,586,529	12,543,353	4,975,832	4,867,312	1,071,575	427,251	176,385	154,770	3,874,234	(16,417,096)	39,096,126
Cash and equivalents	426,884	896,246	632,464	615,617	241,878	38,888	22,459	9,499	12,176	222,760	—	3,118,871
Securities	1,107,621	788,388	468,687	—	82,445	46,354	40,060	11,566	10,515	158,957	—	2,714,593
Accounts receivable		610,217	1,633,317	450,112	88,151	138,938	—	5,727	3,912	64,607	(34,873)	2,960,108
Taxes	425,826	96,436	1,452,490	359,148	315,868	65,869	28,581	554	89	16,124	—	2,760,985
Other assets	584,774	304,717	1,525,699	495,492	92,072	156,247	57,896	4,010	53	151,039	(532,810)	2,839,189
Investments/ Fixed Intangible/ Financial Assets of Concession	12,290,876	9,890,525	6,830,696	3,055,463	4,046,898	625,279	278,255	145,029	128,025	3,260,747	(15,849,413)	24,702,380

LIABILITIES	14,835,981	12,586,529	12,543,353	4,975,832	4,867,312	1,071,575	427,251	176,385	154,770	3,874,234	(16,417,096)	39,096,126
Suppliers and supplies	7,485	214,792	804,163	201,240	26,196	44,028	15,995	844	1,693	60,852	(52,828)	1,324,460
Loans, financings and debentures		4,121,585	5,300,092	1,934,679	2,107,296	209,632	139,458	—	—	1,632,255	—	15,444,997
Interest on Equity, and dividends	1,169,349	172,975	119,947	30,721	5,190	21,774	—	7,467	10,519	56,762	(425,354)	1,169,350
Post-retirement liabilities	212,833	611,595	1,867,137	446,285	—	—	756	—	—	—	—	3,138,606
Taxes	20,735	403,696	925,619	234,197	675,812	66,529	19,481	43,161	1,669	46,181	—	2,437,080
Other liabilities	227,653	534,603	876,983	314,372	59,060	183,249	3,413	3,667	2,079	190,929	(12,300)	2,383,708
Stockholders’ equity	13,197,926	6,527,283	2,649,412	1,814,338	1,993,758	546,363	248,148	121,246	138,810	1,887,255	(15,926,614)	13,197,925

PROFIT AND LOSS ACCOUNT
NET OPERATIONAL REVENUE	241	3,721,617	6,799,591	1,820,132	746,884	531,608	106,672	43,103	32,829	424,662	(315,958)	13,911,381
OPERATIONAL COSTS AND EXPENSES	(96,593)	(2,022,718)	(5,856,116)	(1,474,636)	(118,981)	(439,963)	(92,796)	(10,203)	(13,926)	(200,390)	234,492	(10,091,830)
Electricity bought for resale		(903,049)	(2,925,655)	(958,151)	—	—	—	(1,058)	(4,149)	(60,990)	152,703	(4,700,349)
Charges for use of the national grid		(188,072)	(275,724)	—	—	—	—	—	(1,638)	(23,436)	112,631	(376,239)
Gas bought for resale				—	—	(398,595)	—	—	—	—	—	(398,595)
Personnel	(38,383)	(245,980)	(694,898)	(75,213)	(28,666)	(10,537)	(31,025)	(974)	(1,074)	(16,911)	—	(1,143,661)
Employee profit share	(8,948)	(44,387)	(54,895)	—	(3,481)	—	(1,152)	(123)	(150)	(868)	—	(114,004)
Post-retirement liabilities	(8,285)	(28,456)	(89,130)	—	—	—	—	—	—	—	—	(125,871)
Materials	(131)	(59,383)	(36,121)	(4,802)	(14,099)	(573)	(155)	(216)	(153)	(693)	—	(116,326)
Outsourced services	(6,623)	(99,659)	(530,848)	(108,004)	(33,221)	(2,650)	(17,601)	(1,987)	(2,200)	(37,268)	23,421	(816,640)
Depreciation and Amortization	(324)	(215,971)	(313,483)	(95,062)	(1,494)	(16,612)	(28,259)	(4,160)	(3,275)	(42,792)	(17,042)	(738,474)
Royalties for use of water resources	—	(90,168)	—	—	—	—	—	(1,322)	(965)	(3,476)	—	(95,931)
Operational provisions (reversals)	(8,050)	(8,267)	(127,185)	(49,770)	681	—	(32)	7	(7)	(3,510)	—	(196,133)
Infrastructure construction cost	—	(80,696)	(616,958)	(147,898)	(30,813)	—	—	—	—	(822)	—	(877,187)
Other expenses, net	(25,849)	(58,630)	(191,219)	(35,736)	(7,888)	(10,996)	(14,572)	(370)	(315)	(9,624)	(37,221)	(392,420)

Equity gain (loss) in subsidiaries	2,104,917	340,794	—	54,677	15,973	—	—	—	—	2,471	(2,515,993)	2,839
Net income not performed	(80,959)	—	—	—	—	—	—	—	—	—	—	(80,959)
Gain (loss) on investment alienation	378,378	(94,080)	—	—	—	—	—	—	—	—	—	284,298
Financial revenue	111,884	85,462	211,394	76,940	67,347	21,731	5,476	1,378	1,028	21,840	—	604,480
Financial expenses	(25,372)	(365,704)	(464,331)	(191,005)	(193,078)	(15,632)	(11,086)	(261)	(68)	(54,993)	4	(1,321,526)

PRE-TAX PROFIT	2,392,496	1,665,371	690,538	286,108	518,145	97,744	8,266	34,017	19,863	193,590	(2,597,455)	3,308,683
Income tax and Social Contribution tax	(82,918)	(491,019)	(201,019)	(33,964)	(66,529)	(32,983)	(5,788)	(12,317)	(1,355)	(39,214)	—	(967,106)
Deferred income tax and Social Contribution tax	(38,152)	46,883	(33,886)	(46,895)	3,238	—	(1,810)	783	(81)	(227)	—	(70,147)
NET INCOME FOR THE PERIOD	2,271,426	1,221,235	455,633	205,249	454,854	64,761	668	22,483	18,427	154,149	(2,597,455)	2,271,430

Information by operational segment

INFORMATION BY OPERATIONAL SEGMENT — SEPTEMBER 31, 2013

ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMUNICATIONS	GAS	OTHERS	ELIMINATIONS	TOTAL
ASSETS	9,528,261	3,966,158	14,216,435	337,752	570,691	2,506,608	(411,796)	30,714,109
INVESTMENTS IN THE SEGMENT	250,154	83,448	616,958	22,525	—	—	—	973,085

NET OPERATIONAL REVENUE	3,742,207	198,000	6,799,591	84,797	—	70,094	(232,209)	10,662,480

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(935,052)		(2,925,655)	—	—	(9)	133,152	(3,727,564)
Charges for the use of the national grid	(193,218)	(219)	(275,725)	—	—	—	72,887	(396,275)
Total operational costs, Electricity and Gas	(1,128,270)	(219)	(3,201,380)	—	—	(9)	206,039	(4,123,839)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(168,877)	(79,150)	(694,898)	(9,770)	—	(43,826)	—	(996,521)
Employees’ and managers’ profit shares	(30,102)	(14,559)	(54,895)	(1,021)	—	(9,384)	—	(109,961)
Post-retirement obligations	(19,122)	(9,334)	(89,130)	—	—	(8,285)	—	(125,871)
Materials	(5,019)	(3,082)	(36,121)	(100)	—	(236)	—	(44,558)
Raw Material	(51,812)	—	—	—	—	—	—	(51,812)
Outsourced Services	(96,105)	(21,804)	(530,848)	(15,229)	—	(9,022)	22,959	(650,049)
Depreciation and Amortization	(232,772)		(313,483)	(22,972)	—	(343)	(4,144)	(573,714)
Royalties for use of water resources	(93,996)		—	—	—	—	—	(93,996)
Operational provisions	(5,527)	(2,712)	(127,185)	(17)	—	(11,359)	(142)	(146,942)
Construction cost	—	(80,696)	(616,958)	—	—	—	—	(697,654)
Other	(46,081)	(14,082)	(191,218)	(13,637)	—	(26,881)	(616)	(292,515)
Total cost of operation	(749,413)	(225,419)	(2,654,736)	(62,746)	—	(109,336)	18,057	(3,783,593)

TOTAL COST	(1,877,683)	(225,638)	(5,856,116)	(62,746)	—	(109,345)	224,096	(7,907,432)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,864,524	(27,638)	943,475	22,051	—	(39,251)	(8,113)	2,755,048
Equity gain (loss) in subsidiaries	16,098	438,747	122,574	(14,802)	62,614	(25,543)	—	599,688
Gain ons ale of Investments	—	(94,080)	—	—	—	378,378	—	284,298
Net income not performed	—	—	—	—	—	(80,959)	—	(80,959)
Financial revenue	74,567	24,131	211,394	4,158	—	116,001	—	430,251
Financial expenses	(208,168)	(163,663)	(464,331)	(3,142)	—	(25,384)	—	(864,688)
PRE-TAX PROFIT	1,747,021	177,497	813,112	8,265	62,614	323,242	(8,113)	3,123,638
Income tax and Social Contribution tax	(567,462)	87,598	(234,905)	(7,598)	—	(129,845)	—	(852,212)
NET INCOME FOR THE PERIOD	1,179,559	265,095	578,207	667	62,614	193,397	(8,113)	2,271,426

ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMUNICATIONS	GAS	OTHERS	ELIMINATIONS	TOTAL
ASSETS	9,331,240	5,292,865	13,470,833	378,087	520,876	3,406,580	(642,628)	31,757,853
INVESTMENTS IN THE SEGMENT	70,640	70,079	980,799	16,086	—	—	—	1,137,604

NET OPERATIONAL REVENUE	3,152,605	343,210	6,981,507	86,715	—	51,781	(287,629)	10,328,189

COST OF ELECTRICITY AND GAS
Electricity bought for resale	(431,088)	—	(2,800,406)	—	—	(17)	126,493	(3,105,018)
Charges for the use of the national grid	(205,127)	(158)	(594,585)	—	—	—	135,213	(664,657)
Total operational costs, Electricity and Gas	(636,215)	(158)	(3,394,991)	—	—	(17)	261,706	(3,769,675)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(136,907)	(77,374)	(568,701)	(11,391)	—	(38,699)	—	(833,072)
Employees’ and managers’ profit shares	(27,985)	(13,498)	(117,521)	(1,543)	—	(13,586)	—	(174,133)
Post-retirement obligations	(15,116)	(7,378)	(70,416)	—	—	(7,583)	—	(100,493)
Materials	(12,264)	(5,127)	(34,954)	(92)	—	(961)	—	(53,398)
Outsourced Services	(87,521)	(24,590)	(499,535)	(13,858)	—	(16,694)	23,735	(618,463)
Depreciation and Amortization	(253,369)	—	(278,209)	(24,148)	—	(300)	(4,145)	(560,171)
Royalties for use of water resources	(139,021)	—	—	—	—	—		(139,021)
Operational provisions	(1,831)	(945)	(67,505)	(10)	—	8,886		(61,405)
Construction cost	—	(70,079)	(980,799)	—	—	—		(1,050,878)
Other	(40,265)	(16,847)	(145,795)	(12,512)	—	(25,992)	(2,622)	(244,033)
Total cost of operation	(714,279)	(215,838)	(2,763,435)	(63,554)	—	(94,929)	16,968	(3,835,067)

TOTAL COST	(1,350,494)	(215,996)	(6,158,426)	(63,554)	—	(94,946)	278,674	(7,604,742)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,802,111	127,214	823,081	23,161	—	(43,165)	(8,955)	2,723,447
Equity gain (loss) in subsidiaries	(17,375)	632,002	90,818	(14,079)	41,526	(34,567)	—	698,325
Financial revenue	86,920	25,941	227,381	7,499	—	162,809	—	510,550
Financial expenses	(253,920)	(185,795)	(433,250)	(3,578)	—	(144,707)	—	(1,021,250)
PRE-TAX PROFIT	1,617,736	599,362	708,030	13,003	41,526	(59,630)	(8,955)	2,911,072
Income tax and Social Contribution tax	(531,757)	10,899	(207,901)	(9,080)	—	(482)	—	(738,321)
NET INCOME FOR THE PERIOD	1,085,979	610,261	500,129	3,923	41,526	(60,112)	(8,955)	2,172,751

Permitted Annual Revenue (RAP)

Values of RAP (Permitted Annual Revenue)

Specified by Aneel Homologating Resolution NO 1313*

			Cemig
		% Cemig	Consolidated
Company	RAP	Interest	result	Cemig GT
Taesa		42.38%		834,801,871
ETEO	138,821,046	100.00%	58,832,359
ETAU	34,233,842	52.58%	7,628,465
NOVATRANS	410,285,116	100.00%	173,878,832
TSN	385,688,466	100.00%	163,454,772
GTESA	7,020,998	100.00%	2,975,499
PATESA	16,862,257	100.00%	7,146,225
Munirah	28,801,740	100.00%	12,206,178
Brasnorte	19,815,772	38.67%	3,247,477
Abengoa
NTE	120,846,985	100.00%	51,214,952
STE	64,484,461	100.00%	27,328,514
ATEI	117,617,545	100.00%	49,846,316
ATEII	179,036,270	100.00%	75,875,571
ATEIII	88,907,345	100.00%	37,678,933
TBE
EATE	339,625,778	49.98%	71,937,916
STC	32,009,160	39.99%	5,424,836
Lumitrans	21,013,276	39.99%	3,561,280
ENTE	177,715,565	49.99%	37,650,397
ERTE	39,891,971	49.99%	8,451,418
ETEP	77,375,558	49.98%	16,389,322
ECTE	75,000,117	19.09%	6,067,766
EBTE	36,697,741	74.49%	11,585,059
ESDE ***	5,396,285	49.97%	1,142,787
ESTE ***	15,784,209	19.09%	1,276,996
Cemig GT	167,520,066	100.00%	167,520,066	167,520,066
Cemig Itajuba	32,373,715	100.00%	32,373,715	32,373,715
Centroeste	13,735,420	51.00%	7,005,064
Transirapé	17,809,759	24.50%	4,363,391
Transleste	32,211,700	25.00%	8,052,925
Transudeste	19,965,117	24.00%	4,791,628
Light	7,058,788	32.47%	2,291,988
Transchile**	18,748,407	49.00%	9,186,720
RAP : CEMIG TOTALS			1,070,387,369	1,034,695,652

*  Permitted Annual Revenue in effect from July 1, 2012 to June 30, 2013.

**Transmission revenue of Chile-based Transchile is set in US$, and adjusted annually by Chilean government Decree 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).  For the year 2012 (January through December) its budgeted transmission revenue was in the order of US$ 8,314,000.  For the year 2013 the figure currently expected is US$ 8,462,000.00. For conversion into Reais in this table, the exchange rate of November 13, 2012 was used: R$ 2.0614/US$.

*** Pre-Operational

Plants

								Year
				Installed				Concession or
			Cemig’s	Capacit	Assured Energy	Installed	Assured Energy	Authorization
Plant	Type	Company	Interest	(MW)	(average MW)	Capacit (MW)*	(average MW)*	Expires
Aimorés	Hydroelectric	Cemig GT	49%	330.00	172.00	161.70	84.28	20/12/2035
Camargos	Hydroelectric	Cemig GT	100%	46.00	21.00	46.00	21.00	08/07/2015
Emborcação	Hydroelectric	Cemig GT	100%	1,192.00	497.00	1,192.00	497.00	23/07/2025
Funil	Hydroelectric	Cemig GT	49%	180.00	89.00	88.20	43.61	20/12/2035
Igarapava	Hydroelectric	Cemig GT	15%	210.00	136.00	30.45	19.72	30/12/2028
Itutinga	Hydroelectric	Cemig GT	100%	52.00	28.00	52.00	28.00	08/07/2015
Irapé	Hydroelectric	Cemig GT	100%	399.00	210.70	399.00	210.70	28/02/2035
Jaguara	Hydroelectric	Cemig GT	100%	424.00	336.00	424.00	336.00	28/08/2013
Miranda	Hydroelectric	Cemig GT	100%	408.00	202.00	408.00	202.00	23/12/2016
Nova Ponte	Hydroelectric	Cemig GT	100%	510.00	276.00	510.00	276.00	23/07/2025
Porto Estrela	Hydroelectric	Cemig GT	33%	112.00	55.80	37.33	18.60	10/07/2032
Queimado	Hydroelectric	Cemig GT	83%	105.00	58.00	86.63	47.85	02/01/2033
Salto Grande	Hydroelectric	Cemig GT	100%	102.00	75.00	102.00	75.00	08/07/2015
São Simão	Hydroelectric	Cemig GT	100%	1,710.00	1,281.00	1,710.00	1,281.00	11/01/2015
Três Marias	Hydroelectric	Cemig GT	100%	396.00	239.00	396.00	239.00	08/07/2015
Volta Grande	Hydroelectric	Cemig GT	100%	380.00	229.00	380.00	229.00	23/02/2017
Anil	PCH	Cemig GT	100%	2.08	1.16	2.08	1.16	08/07/2015
Bom Jesus do Galho	PCH	Cemig GT	100%	0.36	0.13	0.36	0.13	—
Cajuru	PCH	Cemig GT	100%	7.20	3.48	7.20	3.48	08/07/2015
Gafanhoto	PCH	Cemig GT	100%	14.00	6.68	14.00	6.68	08/07/2015
Jacutinga	PCH	Cemig GT	100%	0.72	0.47	0.72	0.47	—
Joasal	PCH	Cemig GT	100%	8.40	5.20	8.40	5.20	08/07/2015
Lages	PCH	Cemig GT	100%	0.68	0.54	0.68	0.54	24/06/2010
Luiz Dias	PCH	Cemig GT	100%	1.62	0.94	1.62	0.94	19/08/2025
Marmelos	PCH	Cemig GT	100%	4.00	2.88	4.00	2.88	08/07/2015
Martins	PCH	Cemig GT	100%	7.70	2.52	7.70	2.52	08/07/2015
Paciência	PCH	Cemig GT	100%	4.08	2.36	4.08	2.36	08/07/2015
Pandeiros	PCH	Cemig GT	100%	4.20	1.87	4.20	1.87	22/09/2021
Paraúna	PCH	Cemig GT	100%	4.28	1.90	4.28	1.90	—
Peti	PCH	Cemig GT	100%	9.40	6.18	9.40	6.18	08/07/2015
Pissarrão	PCH	Cemig GT	100%	0.80	0.55	0.80	0.55	19/11/2004
Piau	PCH	Cemig GT	100%	18.01	13.53	18.01	13.53	08/07/2015
Poço Fundo	PCH	Cemig GT	100%	9.16	5.79	9.16	5.79	19/08/2025
Poquim	PCH	Cemig GT	100%	1.41	0.58	1.41	0.58	08/07/2015
Rio de Pedra	PCH	Cemig GT	100%	9.28	2.15	9.28	2.15	19/09/2024
Salto Morais	PCH	Cemig GT	100%	2.39	0.74	2.39	0.74	01/07/2020
Santa Marta	PCH	Cemig GT	100%	1.00	0.58	1.00	0.58	08/07/2015
São Bernardo	PCH	Cemig GT	100%	6.82	3.42	6.82	3.42	19/08/2025
Sumidouro	PCH	Cemig GT	100%	2.12	0.93	2.12	0.93	08/07/2015
Tronqueiras	PCH	Cemig GT	100%	8.50	4.14	8.50	4.14	08/07/2015
Xicão	PCH	Cemig GT	100%	1.81	0.61	1.81	0.61	19/08/2025
Igarapé	Thermal plant	Cemig GT	100%	131.00	71.30	131.00	71.30	13/08/2024
Baguari	Hydroelectric	Cemig GT affiliate	34%	140.00	80.20	47.60	27.27	15/08/2041
Santo Antônio	Hydroelectric	Cemig GT affiliate	10%	981.66	996.80	98.17	99.68	12/06/2046
Praias de Parajuru	Wind Farm	Cemig GT affiliate	49%	28.80	8.39	14.11	4.11	24/09/2032
Praia de Morgado	Wind Farm	Cemig GT affiliate	49%	28.80	13.20	14.11	6.47	26/12/2031
Volta do Rio	Wind Farm	Cemig GT affiliate	49%	42.00	18.41	20.58	9.02	26/12/2031
Cachoeirão	PCH	Cemig GT affiliate	49%	27.00	16.37	13.23	8.02	25/07/2030
Paracambi	PCH	Cemig GT affiliate	49%	25.00	19.53	12.25	9.57	—
Pipoca	PCH	Cemig GT affiliate	49%	20.00	11.90	9.80	5.83	10/09/2031
Santa Luzia	PCH	Cemig GT affiliate	100%	0.70	0.23	0.70	0.23	25/02/2026
Capim Branco I	Hydroelectric	Cemig Holding	26%	240.00	155.00	63.54	41.04	29/08/2036
Capim Branco II	Hydroelectric	Cemig Holding	26%	210.00	131.00	55.60	34.68	29/08/2036
Rosal	Hydroelectric	Cemig Holding	100%	55.00	30.00	55.00	30.00	08/05/2032
Sá Carvalho	Hydroelectric	Cemig Holding	100%	78.00	58.00	78.00	58.00	01/12/2024
Ipatinga	Hydroelectric	Cemig Holding	100%	40.00	40.00	40.00	40.00	13/12/2014
Barreiro	Hydroelectric	Cemig Holding	100%	12.90	11.37	12.90	11.37	30/04/2023
Machado Mineiro	PCH	Cemig Holding	100%	1.72	1.14	1.72	1.14	08/07/2025
Pai Joaquim	PCH	Cemig Holding	100%	23.00	2.41	23.00	2.41	01/04/2032
Salto do Paraopeba	PCH	Cemig Holding	100%	2.46	—	2.46	—	04/10/2030
Salto do Passo Velho	PCH	Cemig Holding	100%	1.80	1.48	1.80	1.48	04/10/2030
Salto Voltão	PCH	Cemig Holding	100%	8.20	6.63	8.20	6.63	04/10/2030

* The installed capacit and the assured energy are already on cemig’s share

* Installed capacity and physical power guarantee levels are expressed in accordance with Cemig’s proportional interest.

Appendices

Energy bought for resale, MWh

	MWh
Source	2Q13	1Q13
‘Bilateral’ contracts	2,538,676	1,057,369
TOTAL ELECTRICITY BOUGHT	2,538,676	1,057,369

	MWh
Source	2Q13	1Q13
From Itaipu Binacional	4,153	2,047
Bought under Proinfa program (alternative sources)	299	148
Nuclear Energy quota (Angra I and II Power plants	549	273
Physical guarantee quota contracts	3,542	1,740
‘Bilateral contracts’ prior to Law 10848/2004	832	420
Auctions in regulated Market	5,632	2,797
Spot market (CCEE)	490	274
TOTAL ELECTRICITY BOUGHT	15,498	7,699

Cemig D — Tables (R$ mn)

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q11	5,613	4,385	9,998	23
2Q11	5,710	4,914	10,624	24
3Q11	5,841	5,047	10,888	25
4Q11	5,938	4,927	10,865	25
1Q12	6,034	4,797	10,831	25
2Q12	5,969	5,127	11,096	26
3Q12	6,166	5,274	11,441	24
4Q12	6,093	5,149	11,242	26
1Q13	6,170	4,586	10,756	28
2Q13	6,374	4,867	11,241	28
3Q13	6,486	5,017	11,503	29

(1) Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2) Total electricity distributed

(3) Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	3Q13	3Q12	Change%	Sept/13	Sept/12	Change%
Sales to end consumers	2,459	2,719	(10)	7,282	7,979	(9)
TUSD	214	471	(54)	806	1,396	(42)
Energy Transactions in the CCEE	—	—	—	184	—	—
Construction revenue	195	438	(55)	617	981	(37)
Subtotal	2,869	3,628	(21)	8,890	10,356	(14)
Others	232	52	347	560	205	173
Subtotal	3,101	3,680	(16)	9,450	10,561	(11)
Deductions	(845)	(1,170)	(28)	(2,650)	(3,580)	(26)
Net Revenues	2,255	2,510	(10)	6,800	6,982	(3)

Operating Expenses	3Q13	3Q12	Change%	Sept/13	Sept/12	Change%
Personnel/Administrators/Councillors	202	184	10	695	569	22
Employee Participation	18	39	(55)	55	118	(53)
Forluz — Post-Retirement Employee Benefits	30	23	27	89	70	27
Materials	13	13	0	36	35	3
Contracted Services	170	174	(3)	531	500	6
Purchased Energy	1,104	1,020	8	2,926	2,800	4
Depreciation and Amortization	100	102	(1)	313	278	13
Operating Provisions	54	13	310	127	68	88
Charges for Use of Basic Transmission Network	104	203	(49)	275	595	(54)
Cost from Operation	195	438	(55)	617	981	(37)
Other Expenses	82	52	60	191	146	31
Total	2,071	2,260	252	5,856	6,158	51

Statement of Results	3Q13	3Q12	Change%	Sept/13	Sept/12	Change%
Net Revenue	2,255	2,510	(10)	6,800	6,982	(3)
Operating Expenses	2,071	2,260	(8)	5,856	6,158	(5)
EBIT	184	249	(26)	944	823	15
EBITDA	285	350	(19)	1,257	1,101	14
Financial Result	(88)	(62)	43	(253)	(206)	23
Provision for Income Taxes, Social Cont & Deferred Income Tax	(33)	(61)	(46)	(235)	(208)	13
Net Income	63	127	(50)	456	409	11

Cemig GT— Tables (R$ mn)

Operating Revenues	3Q13	3Q12	Change%	Sept/13	Sept/12	Change%
Sales to end consumers	748	746	0	1,962	2,086	(6)
Supply	625	487	28	2,162	1,466	47
Revenues from Trans. Network + Transactions in the CCEE	122	196	(37)	354	597	(41)
Construction revenue	37	28	35	81	70	15
Others	5	6	(15)	16	18	(10)
Subtotal	1,538	1,462	5	4,575	4,236	8
Deductions	(293)	(319)	(8)	(853)	(933)	(9)
Net Revenues	1,245	1,143	9	3,722	3,304	13

Operating Expenses	3Q13	3Q12	Change%	Sept/13	Sept/12	Change%
Personnel/Administrators/Councillors	71	69	3	246	212	16
Employee Participation	17	14	25	44	41	8
Forluz — Post-Retirement Employee Benefits	9	7	27	28	22	27
Materials	3	4	(25)	8	11	(29)
Raw Materials and Supplies Energy Production	0	6	—	52	6	758
Contracted Services	35	34	4	100	94	6
Depreciation and Amortization	71	69	3	216	237	(9)
Royalties	30	43	(29)	90	134	(33)
Operating Reserves	(1)	(5)	—	9	3	227
Charges for Use of Basic Transmission Network	63	67	(6)	188	200	(6)
Purchased Energy	374	184	104	903	421	114
Construction Cost	37	28	35	81	70	15
Losses on disposal of EBTE	—	—	—	94	—	—
Other Expenses	21	17	22	59	55	7
Total	732	536	37	2,118	1,507	41

Statement of Results	3Q13	3Q12	Change%	Sept/13	Sept/12	Change%
Net Revenue	1,245	1,143	9	3,722	3,304	13
Operating Expenses	732	536	37	2,118	1,507	41
EBIT	513	607	(15)	1,604	1,797	(11)
Equity equivalence results	224	410	(45)	341	485	(30)
EBITDA	809	1,086	(26)	2,161	2,519	(14)
Financial Result	(70)	(112)	(38)	(280)	(332)	(16)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(136)	(163)	(17)	(444)	(488)	(9)
Net Income	532	741	(28)	1,221	1,462	(16)

Cemig Consolidated — Tables (R$ mn)

Energy Sales (Consolidated)	3Q13	3Q12	Change%	Sept 13	Sept 12	Change%
Residential	2,344	2,210	6	7,040	6,594	7
Industrial	6,002	6,595	(9)	17,186	18,954	(9)
Commercial	1,437	1,358	6	4,469	4,209	6
Rural	911	827	10	2,246	2,092	7
Others	844	814	4	2,510	2,417	4
Subtotal	11,537	11,804	(2)	33,450	34,265	(2)
Own Consumption	8	8	2	26	25	2
Supply to other Dealers	4,033	3,269	23	11,692	9,668	21
TOTAL	15,578	15,081	3	45,168	43,959	3

Energy Sales	3Q13	3Q12	Δ%	3Q13	3Q12	Δ%
Residential	1,096	1,226	(11)	3,377	3,625	(7)
Industrial	1,033	1,134	(9)	2,946	3,258	(10)
Commercial	563	611	(8)	1,743	1,860	(6)
Rural	209	218	(4)	553	572	(3)
Others	239	269	(11)	717	784	(9)
Electricity sold to final consumers	3,139	3,459	(9)	9,336	10,099	(8)
Unbilled Supply, Net	78	15	—	(38)	14	—
Supply	633	455	39	1,553	1,234	26
TOTAL	3,850	3,928	(2)	10,851	11,347	(4)

Sales per Company

Cemig Distribution

3Q13 Sales	GWh
Industrial	1,026
Residencial	2,344
Rural	911
Commercial	1,353
Others	844
Total	6,477

Cemig GT

3Q13 Sales	GWh
Free Consumers	4,817
Wholesale supply	4,105
Wholesale supply others	2,801
Wholesale supply Cemig Group	138
Wholesale supply bilateral contracts	1,167
Total	8,922

Independent Generation

3Q13 Sales	GWh
Horizontes	22
Ipatinga	67
Sá Carvalho	126
Barreiro	9
Cemig PCH	62
Rosal	66
Capim Branco	149

Subsidiaries

3Q13 Sales	GWh
Free Consumers	243
Wholesale sales	192
Free contracts (Trader/Generator)	—
‘Bilateral contracts’ (Distributor)	65
‘Bilateral contracts’ (Cemig D)	128
TOTAL	436

Operating Revenues	3Q13	3Q12	Change%	sep/13	sep/12	Change%
Sales to end consumers	3,139	3,459	(9)	9,336	10,099	(8)
TUSD	205	463	(56)	777	1,367	(43)
Supply + Transactions in the CCEE	724	516	40	2,368	1,519	56
Revenues from Trans. Network	117	174	(33)	322	504	(36)
Construction revenue	232	466	(50)	698	1,051	(34)
Others	291	108	170	737	369	100
Subtotal	4,708	5,185	(9)	14,239	14,909	(4)
Deductions	(1,163)	(1,512)	(23)	(3,576)	(4,581)	(22)
Net Revenues	3,546	3,673	(3)	10,663	10,328	3

Operating Expenses	3Q13	3Q12	Change%	sep/13	sep/12	Change%
Personnel/Administrators/Councillors	291	270	8	997	833	20
Employee Participation	38	58	(34)	110	174	(37)
Forluz — Post-Retirement Employee Benefits	42	33	25	126	100	25
Materials	17	24	(31)	96	53	80
Contracted Services	211	216	(3)	650	618	5
Purchased Energy	1,453	1,168	24	3,728	3,105	20
Depreciation and Amortization	187	189	(1)	574	560	2
Royalties	31	44	(29)	94	139	(32)
Operating Provisions	34	16	—	147	61	—
Charges for Use of Basic Transmission Network	142	229	(38)	396	665	(40)
Cost from Operation	232	466	(50)	698	1,051	(34)
Other Expenses	115	81	42	293	244	20
TOTAL	2,793	2,795	—	7,907	7,605	4

Financial Result Breakdown	3Q13	3Q12	Change%	sep/13	sep/12	Change%
Financial revenues	147	214	(31)	430	511	(16)
Revenue from cash investments	96	54	77	202	153	32
Arrears penalty payments on electricity bills	34	44	(22)	121	114	6
Gains on financial instruments	—	1	(100)	1	20	(95)
Updating to present value	(1)	11	(109)	—	14	(100)
Exchange rate	2	6	(60)	11	15	(27)
Monetary updating of CRC	—	44	—	44	122	(64)
Contractual penalties	3	12	(71)	16	39	(60)
Other	12	42	(71)	36	32	11
Financial expenses	(267)	(384)	(31)	(865)	(1,021)	(15)
Costs of loans and financings	(179)	(265)	(32)	(515)	(680)	(24)
Exchange rate	(19)	(3)	628	(29)	(29)	3
Monetary updating — loans and financings	(30)	(46)	(35)	(154)	(121)	27
Monetary updating — paid concessions	(9)	(17)	(48)	(16)	(29)	(43)
Charges and monetary updating on Post-employment obligations	(16)	(20)	(17)	(70)	(67)	4
Other	(14)	(33)	(59)	(80)	(95)	(16)
Financial revenue (expenses)	(119)	(170)	(30)	(434)	(511)	(15)

Statement of Results	3Q13	3Q12	Change%	sep/13	sep/13	Change%
Net Revenue	3,546	3,673	(3)	10,663	10,328	3
Operating Expenses	2,793	2,795	—	7,907	7,605	4
EBIT	753	878	(14)	2,755	2,723	1
Results of Equity Income	349	461	(24)	600	698	(14)
Unrealized profits on gain on sale of investments	—	—	—	(81)	—	—
Gain on sale of Investments	—	—	—	284	—	—
EBITDA	1,289	1,527	(16)	4,132	3,982	4
Financial Result	(119)	(170)	(30)	(434)	(511)	(15)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(194)	(232)	(16)	(852)	(738)	15
Net Income	789	937	(16)	2,272	2,172	5

Cash Flow Statement	sep/13	sep/12	Change%
Cash at beginning of period	1,919	2,103	(9)
Cash generated by operations	2,654	1,960	35
Net income	2,271	2,172	5
Depreciation and amortization	574	560	2
Aquisition of jointly-controlled subsidiary, net of cash acquired	(284)	—	—
Passthrough from CDE	(600)	(698)	(14)
Equity gain (loss) in subsidiaries	693	(74)	(1,036)
Other adjustments	(3,846)	(543)	608
Loans, financings and debentures	2,467	3,231	(24)
Payments of loans and financings	(3,375)	(3,119)	8
Interest on Equity, and dividends	(2,938)	(655)	349
Payments of loans and financings	1,384	(1,869)	—
Securities	(1,803)	(925)	—
Redemption of the CRC account	2,466	197	—
Investments	1,330	—	—
Fixed and Intangible assets	(609)	(1,141)	(47)
Cash at end of period	2,111	1,651	28
Total cash available	4,670

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2Q13	2Q12
CURRENT	7,702	8,804
Cash and cash equivalents	2,111	1,919
Securities	2,438	657
Consumers and traders	1,756	1,858
Concession holders — Transport of electricity	250	347
Financial assets of the concession	2	288
Tax offsetable	170	217
Income tax and Social Contribution tax recoverable	163	229
Traders — Transactions in “Free Energy”	43	21
Dividends receivable	57	113
Linked funds	2	132
Inventories	36	41
Provision for gains on financial instruments	—	20
Accounts receivable from Minas Gerais state government	—	2,422
Transfer of Resource Energy Development Account - CDE	39	—
National Grid Subsidies	227	—
Other credits	407	538
NON-CURRENT	23,013	23,766
Securities	121	99
Deferred income tax and Social Contribution tax	1,232	1,304
Tax offsetable	379	392
Income tax and Social Contribution tax recoverable	62	28
Escrow deposits in legal actions	1,191	1,301
Consumers and traders	245	221
Other credits	83	108
Financial assets of the concession	5,756	5,475
Investments	6,123	6,855
PP&E	5,881	6,109
Intangible assets	1,940	1,874
TOTAL ASSETS	30,714	32,570

BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY	3Q13	2012
CURRENT	6,062	12,798
Suppliers	1,009	1,306
Regulatory charges	196	317
Profit shares	111	84
Taxes	423	515
Income tax and Social Contribution tax	30	32
Interest on Equity, and dividends, payable	1,169	3,479
Loans and financings	1,382	4,902
Debentures	1,103	1,565
Payroll and related charges	224	227
Post-retirement liabilities	56	51
Concessions payable	20	16
Other obligations	339	305
NON-CURRENT	11,454	8,222
Suppliers	6	4
Regulatory charges	232	169
Loans and financings	2,276	1,609
Debentures	4,777	2,341
Taxes	717	686
Income tax and Social Contribution tax	260	307
Provisions	290	265
Concessions payable	150	171
Post-retirement liabilities	2,636	2,575
Other obligations	112	93
STOCKHOLDERS’ EQUITY	13,198	11,550
Share capital	4,813	4,265
Capital reserves	3,406	3,954
Profit reserves	2,228	2,856
Adjustments to Stockholders’ equity	385	475
Retained earnings	2,366	—
TOTAL LIABILITIES	30,714	32,570

3. Summary of the Minutes of the 565th Meeting of the Board of Directors Held on April 23, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

565TH MEETING

Date, time and place:	April 23, 2013, at 9 a.m., at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                          Conflict of interest:

The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                                     The Board approved:

a)              The Financial Statements for 2012, in accordance with International Financial Reporting Standards, to be filed when appropriate with the US Securities and Exchange Commission (SEC).

b)              On an exceptional basis, the amount for Personnel, Materials, Services and Other (PMSO) expenses for the months of January through May 2013; and authorized all such other transactions of the Company as are necessary for their functioning.

c)               The minutes of this meeting.

III                                The Board approved, and ratified:

Re-presentation, on April 16, 2013, of the Report of Management and the Financial Statements for the business year of 2012 and the related complementary documents, including the new, unqualified, Report by Independent Auditors, to the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM).

Av. Barbacena 1200  Santo Agostinho  30190-131  Belo Horizonte,  MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                                 The Board authorized the participation of Transmissora Aliança de Energia Elétrica S.A. — Taesa in Aneel Auction 01/2013.

V                                      The Board canceled and replaced Board Spending Decision (CRCA) 039/2013, relating to the budget for January through April 2013.

VI                                 The Board submitted the new version of the documents referred to in Sub-item (a) of Item II above to the Ordinary General Meeting of Stockholders.

VII                            The Board oriented vote in favor, by the Company’s representative in the Extraordinary General Meeting of Stockholders and meeting of the Board of Directors of

Empresa Amazonense de Transmissão de Energia — EATE

• of:            (i)                   that Company’s participation in Aneel Auction 01/2013, and

(ii)                constitution by EATE, if necessary, of special-purpose companies the objects of which shall be provision of public electricity transmission services, including construction, operation and maintenance of the transmission facilities included in any lot that is awarded to the company at that Auction.

VIII                       Discussion: The following spoke on general matters and subjects of interest to the Company:

The Chair;
Board Members:	Bruno Magalhães Menicucci,	Saulo Alves Pereira Junior;
Chief Officer:	Luiz Fernando Rolla;

The following were present:

Board Members:

Dorothea Fonseca Furquim Werneck,
Djalma Bastos de Morais,
Fuad Jorge Noman Filho,
Guy Maria Villela Paschoal,
João Camilo Penna,
Joaquim Francisco de Castro Neto,
Paulo Roberto Reckziegel Guedes,
 Saulo Alves Pereira Junior,
Wando Pereira Borges,

Bruno Magalhães Menicucci,
Franklin Moreira Gonçalves,
Leonardo Maurício Colombini,
Newton Brandão Ferraz Ramos,
Adriano Magalhães Chaves,
 Christiano Miguel Moysés,
José Augusto Gomes Campos,
Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro;

Audit Board:	Vicente de Paulo Barros Pegoraro;
Chief Officer:	Luiz Fernando Rolla;
For Deloitte Touche Tohmatsu Auditores Independentes:	Leonardo Fonseca de Freitas Maia,	Maurício Pires Resende;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4. Summary of the Minutes of the 568th Meeting of the Board of Directors Held on June 6, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

568TH MEETING

Date, time and place:	June 6, 2013 at 9 a.m., at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck; Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                               Conflict of interest:

The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest, except for the following members:

(i)                          the Chair, and the Board Members Fuad Jorge Noman Filho, Marco Antonio Rodrigues da Cunha, Adriano Magalhães Chaves and Paulo Sérgio Machado Ribeiro,

who declared themselves to have conflict of interest in relation to:

• signature of an amendment to a mutual cooperation working agreement, with Minas Gerais State through its State Government Secretariat (Segov), for assignment of an employee;

and

(ii)                   the Board Member Luiz Augusto de Barros,

who declared himself to have conflict of interest in relation to:

• signature, with the Minas Gerais Economic Development Company (Companhia de Desenvolvimento Econômico de Minas Gerais, or Codemig), of a term of dissolution of a company and signature of amendments to private contracts for constitution of consortia for oil and gas exploration.

The above members withdrew from the meeting room while debate and voting on the respective matters were taking place, then returned to continue with the meeting.

Av. Barbacena 1200  Santo Agostinho  30190-131  Belo Horizonte,  MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

II                          The Board approved:

a)             Acts of Dissolution, to dissolve Exploration Consortium Contract POT-T-603, with:

Orteng Equipamentos e Sistemas S.A.,

Sipet Participações Ltda.,

Imetame Energia S.A. and

Codemig;

and dissolution of the said Consortium, so that the legal and contractual relationship previously constituted shall be undone, since all its activities have been terminated.

b)             The minutes of this meeting.

III                     The Board authorized:

a)             Signature with Furnas Centrais Elétricas S.A. (Furnas) of a Term of Settlement of Expenses, for complementary reimbursement to that Company of the expenses incurred by it in studies for implementation of the Rio Madeira Hydroelectric Complex.

b)             Signature of the following amendments, to update the formal corporate name of Imetame Energia S.A. to Imetame Energia Ltda. and to change the head office address of the respective Consortia:

•            The Third Amendment to the Contract for Constitution of the SF-T-114 Exploration Consortium, with Codemig and Imetame Energia Ltda.;

•            The Third Amendment to the Contract for Constitution of the SF-T-120 Exploration Consortium, with Codemig, Sipet Participações Ltda., Orteng Equipamentos e Sistemas Ltda., and Imetame Energia Ltda.;

•             The Third Amendment to the Contract for Constitution of the REC-T-163 Exploration Consortium, with Codemig and Imetame Energia Ltda.;

•             The Third Amendment to the Contract for Constitution of the SF-T-104 Exploration Consortium, with Codemig and Imetame Energia Ltda.

c)              Signature of the Second Amendment to the Working Agreement referred to in sub-item “b” of item VI, below, between Cemig, Cemig D and Cemig GT, to change its period of validity.

IV                      The Board cancelled Board Spending Decision (CRCA) 122/2012, relating to signature of a Term of Quittance to a contract for reimbursement and prorating of expenses by Cemig GT for implementation of the Rio Madeira Hydroelectric Complex.

V                           The Board ratified:

a)             Signature of an Amendment to the Mutual Cooperation Working Agreement with the Government of Minas Gerais State, through Segov, to extend the “Ad Nutum” assignment of the employee Sérgio Esser, to be responsible for the Central Advertising and Marketing Management Unit of that Secretariat, for January 1 to December 31, 2013, entirely at the expense of Segov.

b)             Appointment of the Chief Officers Luiz Fernando Rolla and Luiz Henrique de Castro Carvalho, and the employee João Procópio Campos Loures Vale, as sitting members of the Board of Directors of Transchile Charrúa Transmisión S.A., for a period of office of three years, that is to say until the ordinary General Meeting of stockholders of 2016, or until any duly elected successor is sworn in.

c)              Signature of the First Amendment, relating to the period from February 2, 2012 to January 31, 2013, and the Second Amendment, to the Technical Cooperation Working Agreement with Copasa for assignment of an employee, to extend the assignment of Ms. Denise Abijaode Abras, to provide services to this company for the period February 1, 2013 to January 31, 2014.

VI                      The Board re-ratified:

a)             Board Spending Decision (CRCA) 072/2007, to change the limit of funds to be expended by Cemig GT in complying with the obligations assumed, in the Contract for Reimbursement and Prorating of Expenses, for reimbursement to Construtora Norberto Odebrecht S.A.  (CNO) and to Furnas — the other terms of that CRCA remaining unchanged.

b)             CRCA 079/2008, to change the provisions as to period of validity in the Cooperation Working Agreement for Mutual, Technological and Scientific Support, from (a) having no provision for extension, to (b) provision for the Agreement to be in effect until such day as the new Aneel Normative Resolution comes into force that will govern the contracting between related parties — the other terms of that CRCA remaining unchanged.

VII                             Discussion: The following spoke on general matters and subject of interest to the Company:

The Chair;
The Deputy Chair;
General Manager:	Leonardo George de Magalhães.

The following were present:

Board Members:

Dorothea Fonseca Furquim Werneck,
Djalma Bastos de Morais,
Arcângelo Eustáquio Torres Queiroz, Eduardo Borges de Andrade,
Fuad Jorge Noman Filho,
Guy Maria Villela Paschoal,
João Camilo Penna,
Joaquim Francisco de Castro Neto,
Tadeu Barreto Guimarães,

Bruno Magalhães Menicucci,
Marco Antonio Rodrigues da Cunha,
Newton Brandão Ferraz Ramos,
Adriano Magalhães Chaves,
Christiano Miguel Moysés,
Franklin Moreira Gonçalves,
Luiz Augusto de Barros,
Paulo Sérgio Machado Ribeiro,
Tarcísio Augusto Carneiro;

General Manager:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5. Summary of Principal Decisions of the 581th Meeting of the Board of Directors Held on November 29, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of November 29, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 581st meeting, held on November 29, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Group life insurance — Emergency contracting.

2.              Group life insurance — New tender procedure.

3.              Additional budget for the Department of Institutional Relations and Communication.

4.              The Datacenter Project.

Av. Barbacena 1200  Santo Agostinho  30190-131  Belo Horizonte,  MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Market Announcement Dated December 2, 2013: For the Ninth Year Running — Cemig Included in the São Paulo Stock Exchange ISE Sustainability Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

For the ninth year running –

Cemig included in the São Paulo Stock Exchange ISE Sustainability Index

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, hereby informs its stockholders and the market:

For the ninth consecutive year, Cemig has been selected for inclusion in the ISE Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) of the São Paulo Stock Exchange (BM&FBovespa).

Cemig has been included in the ISE since the index was created, in 2005.

This year the ISE includes 51 shares of 40 companies, in 18 sectors, with total market valuation (at Nov. 26, 2013) of R$ 1.14 billion, or 47.16% of the total market capitalization of all the shares traded on the BM&FBovespa.

The companies in the new portfolio of the ISE were selected from those with the 200 most liquid shares on the exchange, who answered a 400-item questionnaire reflecting the characteristics of their company, its activities in the economic, environmental, and social dimensions, climate change, and corporate governance, and the nature of its products.

For more on the ISE, see:

http://www.bmfbovespa.com.br/indices/ResumoIndice.aspx?Indice=ISE&Idioma=pt-br

Belo Horizonte, December 2, 2013,

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Notice to Stockholders Dated December 5, 2013: Dividends Payment on December 19 and 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividend payments on December 19 and 27

We advise stockholders that the Executive Board of Cemig, at its meeting of December 5, 2013, decided to pay Interest on Equity in the amount of R$ 533,149,000.00, corresponding to R$ 0.554058049 per share, to be accounted against the minimum obligatory dividend for 2013.

Of this amount, income tax at source, of 15%, will be withheld, other than for stockholders exempt from this retention under current legislation.

Dates of payment, and ex- dates

For shares, traded on the BM&FBovespa:

The payment will be made on December 19, 2013, to stockholders of record on December 5, 2013. The shares will trade ‘ex-’ this entitlement on December 6, 2013.

For ADRs (American Depositary Receipts), traded on the NYSE:

The payment will be made on, approximately, December 27, 2013, to stockholders of record on December 16, 2013. The ADRs will trade ‘ex-’ this entitlement on December 12, 2013.

Second installment of dividends for 2012: paid on same dates

The remaining amount of the second installment of the ordinary dividends declared on April 30, 2013, in the amount of R$ 359,053,500.00, or R$ 0.421100771 per share, will be paid on the same dates stated above. Stockholders entitled to this payment are all those who held shares (traded on the Bovespa) on April 30, 2013, and/or who held ADRs (traded on the NYSE) on May 6, 2013.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to stockholders.

Belo Horizonte, December 5, 2013

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. Market Announcement Dated December 6, 2013: Standard & Poor’s Raises Cemig’s Ratings

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Standard & Poor’s raises Cemig’s ratings

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa) — in accordance with CVM Instruction 358 of January 3, 2002, as amended — and the market:

The risk rating agency Standard & Poor’s (“S&P”) has raised its ratings for Cemig:

•                  on the global scale: from BB to BB+

•                  on the Brazilian scale: from brAA— to brAA+

•                 for both, the outlook is stable.

S&P also raised the ratings of the subsidiaries

Cemig Distribuição S.A. (Cemig D) and

Cemig Geração e Transmissão S.A. (Cemig GT),

to the following :

•                  on the global scale: BB+

•                  on the Brazilian scale: brAA+

S&P also revised its business risk profile assessment of Cemig

•                 from “fair” to “satisfactory”.

For the full report, please see:

http://cemig.infoinvest.com.br/enu/11024/RatingsReviewReport_SP_11142013.pdf

Belo Horizonte, December 6, 2013,

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Market Announcement Dated December 6, 2013: Winner of Abrasca 2013 Best Annual Report Awards

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig: winner of Abrasca 2013 Best Annual Report Award

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa) — in accordance with CVM Instruction 358 of January 3, 2002, as amended — and the market:

Cemig has won first place in the 15th Abrasca Best Annual Report Awards.

The Abrasca Best Annual Report Award is given by the Brazilian Listed Companies Association (Associação Brasileira de Companhias Abertas — Abrasca).

This year 95 companies competed for the prize in five separate categories. Cemig was awarded first place in the category Listed Companies — Group 1 (for the largest companies — with net revenue over R$ 3 billion), tied with Souza Cruz S.A.

The award is an important recognition of Cemig’s effort to offer the market increasingly precise and transparent information.

For more details of winners in the Abrasca 2013 Best Annual report Awards, see:

http://www.abrasca.org.br/Eventos/Premio-Abrasca-Relatorio-Anual/2013

Belo Horizonte, December 6, 2013,

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. Summary of Principal Decisions of the 582th Meeting of the Board of Directors Held on December 9, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 9, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 582nd meeting, held on December 9, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Approval of a proposal to an Extraordinary General Meeting of Stockholders for alteration of the share capital of Cemig, through a stock dividend in preferred shares.

2.              Convocation of an Extraordinary General Meeting of Stockholders, to be held on December 26, 2013 at 3 p.m., to decide on the matter in the previous paragraph.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. Convocation Notice of the Extraordinary General Meeting of Stockholders to be Held on December 26, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 - NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 26, 2013 at 3 p.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following:

1                             Authorization, verification and approval of an increase in the Company’s share capital

from to with issuance of by capitalization of distribution of a stock dividend of each with nominal value	R$ 4,813,361,925.00 R$ 6,294,208,270.00, 296,169,269 R$ 1,480,846,345.00 30.765323033%, R$ 5.00;	new nominal preferred shares from the Capital Reserve account, with, as a consequence, in new nominal, preferred shares,

2                             Alteration of the Company’s by-laws, by such redrafting of the head paragraph of Article 4 of the by-laws as is necessary to reflect the above change in the Registered Capital.

3                           Authorization for the Executive Board

(a)         to take the necessary measures for the stock dividend of 30.765323033% to be distributed in new nominal preferred shares each with nominal value of R$ 5.00, to holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 whose names are on the Company’s Nominal Share Registry on the date on which that General Meeting of Stockholders is held;

(b)         to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

c)            to establish that all the shares resulting from this stock dividend shall have the same rights as those shares from which they originate; and

d)             to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, simultaneously with the payment of the first installment of the dividends for the year 2013.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole sub-paragraph of Clause 9 of the Company’s by-laws, producing at the time of the meeting, or, preferably, depositing by Dec. 23, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, December 9, 2013

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

DECEMBER 26, 2013

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais — Cemig,

— WHEREAS:

a)        Article 169 of Law 6404/1976, as amended, provides for increase of the registered Share Capital of the Company through capitalization of profits or reserves;

b)        on September 30, 2013 the amount of Cemig’s Capital Reserve account was R$3,405,579,000;

c)         attribution of a stock dividend, to all stockholders, in the form of preferred shares will result in higher liquidity for the preferred shares, since it will result in holders of common shares becoming also holders of preferred shares;

— now proposes to you the following:

a)             Authorization, verification and approval of an increase in the Company’s share capital,

from	R$ 4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
to	R$ 6,294,208,270.00,	(six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)
with issuance of	296,169,269	(two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine)

new nominal preferred shares, by capitalization of	R$ 1,480,846,345.00	(one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais)

from the Capital Reserve account, with consequent distribution,		to holders of the shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
of a stock dividend of	30.765323033%,	in new nominal, preferred shares,
each with nominal value of	R$ 5.00;

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)             Alteration of the by-laws to reflect the increase, redrafting the head paragraph of Clause 4, to the following:

“Clause 4                         The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais), represented by:

•      420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with nominal value of R$ 5.00; and

•      838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with nominal value of R$ 5.00”.

c)              Authorization for the Executive Board, in relation to the stock dividend:

(i)                         to attribute the stock dividend, of 30.765323033% in new nominal preferred shares, each with nominal value of R$ 5.00, to holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais) whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders that decides on this proposal is held.

(ii)                      to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

(iii)                   to establish that all the shares resulting from this stock dividend shall have the same rights as the preferred shares existing before the said stock dividend; and

(iv)                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, simultaneously with the payment of the first installment of the dividends for the year 2013.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 9, 2013,

Dorothea Fonseca Furquim Werneck	Tadeu Barreto Guimarães
Djalma Bastos de Morais	Wando Pereira Borges
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci
João Camilo Penna	Luiz Augusto de Barros
Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos
Paulo Roberto Reckziegel Guedes	Tarcísio Augusto Carneiro
Saulo Alves Pereira Junior

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1                                                 Companhia Energética de Minas Gerais — Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems.

§1                              The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2                                  No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

§ 3                               Since the Company’s securities are traded in the special listing segment referred to as Level 1 Corporate Governance of the BM&FBovespa Stock, Commodities and Futures Exchange, the Company, its stockholders, Managers and members of its Audit Board are subject to the provisions of the BM&FBovespa Level 1 Differentiated Corporate Governance Practice Regulations.

Clause 2                                                 The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3                                                 The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 4                                                 The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reais), represented by:

•                  420 764 708 (four hundred and twenty million seven hundred and sixty-four thousand, seven hundred and eight) common nominative shares of nominal value U.S. $ 5.00 each;

•                  838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) preferred shares, nominative, the nominal value of R $ 5.00 each.

§1                                  The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5                                                 The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)             10% (ten percent) of their nominal value;

b)             3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6                                                 The common shares and the preferred shares shall have equal rights to distribution of bonuses and stock dividends.

§1                                  Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be obligatory when the limit specified in Article 297 of Law 6404 of December 15, 1976 is reached.

Clause 7                                                 In the business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of December 14, 1951, and State Law 15290 of August 4, 2004.

Clause 8                                                 The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and the capital subscribed by it shall be paid in in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject.

§ 1                               The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§2                                  The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976.

CHAPTER III

The General Meeting of Stockholders

Clause 9                                               The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1                                  Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 10                                          The ordinary or extraordinary General Meeting of Stockholders shall be chaired by a stockholder elected by the General Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 11                                          The management of the Company shall be exercised by a Board of Directors and an Executive Board.

§1                                  The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§2                                  Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§3                                  Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies. The Chief Business Development Officer shall always be appointed as one of the members of such committees, and shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.

§4                                  The Board of Directors and the Executive Board, in the management of the company and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates and of the consortia in which they have direct or indirect holdings, shall obey the provisions of the Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§5                                  The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§6                                  The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the Company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§7                                  In the administration of the Company and in the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)             to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)             to keep the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} equal to or less than 40% (forty per cent);

c)              to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)             to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)              to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations;

f)               to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any distribution subsidiary at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)              to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§8                                  The targets specified in §7 above shall be calculated on the consolidated basis, taking into account the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliated companies and consortia.

§9                                  The targets established in Sub-clauses “a”, “b”, “c” and “d” of § 7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)             the Company’s consolidated debt to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)             the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} to be limited to 50% (fifty per cent);

c)              the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)             the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, to be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Section I

The Board of Directors

Clause 12                                          The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected.

§1                                  The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

§2                                  The global or individual amounts of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3                                 The minority holders of common shares, and the holders of preferred shares, each have the right to elect 1 (one) member of the Board of Directors, in a separate vote, in accordance with the law.

§4                                 The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.

§5                                  The posts of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.

§ 6                              The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.

Clause 13                                         In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.

§1                                  In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority.

Clause 14                                          The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§1                                  The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) business days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided that the other members of the Board are unequivocally aware of the convocation.

§2                                  Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.

Clause 15                                          The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 16                                          The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 17                                          The Board of Directors shall have the following attributions:

a)             to fix the general orientation of the Company’s business;

b)             to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)            to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or any company that exercises control or joint control of such stockholder;

d)             to decide, upon a proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)              to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f)               to call the General Meeting of Stockholders;

g)              to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h)             to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;

i)                 to choose and to dismiss the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)     to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

k)             to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                 to authorize the issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

m)   to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them;

n)             annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)             to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)             to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)             to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)                to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors, or the whole number of Members of the Board immediately below the number resulting from that quotient in the event that it is not a whole number; and

s)               to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.

§1                                  The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize entering into contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§2                                  The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Section II

The Executive Board

Clause 18                                          The Executive Board shall be made up of 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising:

Chief Executive Officer;

Deputy Chief Executive Officer;

Chief Finance and Investor Relations Officer;

Chief Corporate Management Officer;

Chief Distribution and Sales Officer;

Chief Generation and Transmission Officer;

Chief Trading Officer;

Chief Business Development Officer;

Chief Officer for the Gas Division;

Chief Counsel; and

Chief Institutional Relations and Communication Officer.

§1                                  The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office. No member of the Executive Board may take office without previously signing the Managers’ Consent Undertaking, as specified in the Level 1 Regulations, and being compliant with the applicable legal requirements.

§2                                  The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3                                  The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§4                                  Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

Clause 19                                          In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer, for whatever period the absence or leave may last, and, in the case of the post being vacant, of prevention of its exercise, or of resignation, until the post is filled by the Board of Directors.

§1                                  In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave — or, in the event of vacancy, the impediment or resignation — lasts, until the post is filled by the Board of Directors.

§2                                  The Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the time which remains of the period of office of the Executive Officer who is substituted.

Clause 20                                          The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Executive Officers are present. Unless stated to the contrary in the Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21                                          The Executive Board is responsible for the current management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§1                                  The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) business years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)             the Company’s strategies and actions, including any project related to its objects;

b)             new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which it participates;

c)              the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d)             the rates of return and profits to be obtained or generated by the Company.

§2                                  The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan, and must give details of the operational revenue and expenses, the costs and capital expenditure, the cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§3                                  The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared in coordination with the Chief Executive Officer and the Chief Finance and Investor Relations Officer, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer, and at all times, in all aspects, with the participation of all the Chief Officers’ Departments. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4                                  The following decisions shall require a decision by the Executive Board:

a)             approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)             examination, and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)              examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Strategic Implementation Plan at the time in force, and revisions of it;

d)             decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)              approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)               authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings and the creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of Sub-clause ‘o’ of Sub-item IV of Clause 22;

g)            approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig

Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)           authorization to open administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)               authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)              authorization of the provisions in the Company’s accounts of less than R$ 14,000,000 (fourteen million Reais), upon proposal by the Chief Finance and Investor Relations Officer;

k)           approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of Sub-clause “h” of Sub-item I of Clause 22;

l)               authorization of expenditure on personnel expenses and collective employment agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors and the Annual Budget approved; and

m)         examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 17, Sub-clause “j”, and Clause 21, §4, Sub-clause “h”.

§5                                  Actions necessary for the regular functioning of the Company, entering into contracts, and other legal transactions shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or by a person holding a valid power of attorney.

§6                                  Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in Sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§7                                  The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Clause 22                                          Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I                                            To the Chief Executive Officer:

a)             to oversee and direct the work of the Company;

b)             to coordinate the preparation, consolidation and implementation of the Company’s Multi-year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer; and in both cases with the participation of the other Chief Officers of the Company;

c)              to represent the Company in the Courts, on the plaintiff or defendant side;

d)             to sign, jointly with one Chief Officer, documents which bind the Company;

e)              to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)               to hire and dismiss employees of the Company;

g)            to manage and direct the activities of internal auditing, the Corporate Executive Office, and strategic planning;

h)             to propose to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions in the Company; and

i)                 to propose the appointments to positions of Management and positions on the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Finance and Investor Relations Officer, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Business Development Officer, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

II                                   To the Deputy Chief Executive Officer:

a)             to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)             to promote improvement of the Company’s social responsibility and sustainability policies;

c)              to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)             to co-ordinate the Company’s strategy for operations in relation to social responsibility, the environment, technological processes and strategic management of technology;

e)              to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)               to promote the implementation of programs for the Company’s technological development; and

g)              to monitor the management of the plans for compliance with the guidelines for the environment, technology and improvement of quality.

III                              To the Chief Finance and Investor Relations Officer:

a)             to make available the financial resources necessary for the operation and expansion of the Company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financing, and the related services;

b)             to coordinate the preparation and consolidation of the Company’s Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer, and in both cases with the participation of the other Chief Officers of the Company;

c)              to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief Business Development Officer;

d)             to accompany the economic-financial performance of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)              to carry out the accounting of, monitor and control the economic-financial transactions of the Company, including its wholly-owned and other subsidiaries;

f)               to determine the cost of the service and to establish a policy on insurance, as set out in the Company’s Multi-year Strategic Implementation Plan;

g)              to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)             to monitor and control the Company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)               to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)           to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)                 to arrange for the financial management of the Company and of its wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which the company participates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)         to monitor the economic and financial results of the Company’s holdings in the subsidiaries and affiliated companies;

n)             to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws:

(i)             injections of capital into the wholly-owned subsidiaries; and

(ii)          jointly with the Chief Business Development Officer, injections of capital, exercise of the right of preference, and signing of voting agreements, in the subsidiaries, in the affiliated companies and in the consortia in which the Company participates;

o)             to take part in the negotiations that involve constitution or alteration of corporate documents of all the companies in which the Company has any equity holding;

p)             to coordinate, jointly with the Chief Business Development Officer, the processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force; and

q)             to monitor and evaluate the financial performance of the subsidiaries and affiliates, and of the consortia in which the company participates, and to disseminate it within the Executive Board.

IV                               To the Chief Corporate Management Officer:

a)             to ensure the provision of appropriate personnel to the Company;

b)             to decide the Company’s human resources policy and to orient and promote its application;

c)              to orient and conduct the activities related to organizational studies and their documentation;

d)             to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)              to plan, put in place and maintain the Company’s telecommunications and information technology systems;

f)               to decide policies and rules on support services such as transport, administrative communication, and security guards, and on provision of adequate quality in the workplace for the Company’s personnel;

g)              to provide the Company with infrastructure and administrative support resources and services;

h)             to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                 to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                to administer the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

k)             to effect quality control of the material acquired and of the qualification of contracted service providers;

l)               to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)         to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officer’s Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)             to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)             to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)             to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)             to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

r)                to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.

V                                    To the Chief Distribution and Sales Officer:

a)             to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;

b)             to prepare the planning of the Company’s distribution system;

c)              to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)             to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)              to manage the Company’s work safety policy in the ambit of his/her activities;

f)               to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)              to develop programs and actions with captive consumers with demand lower than 500kW, with a view to the most efficient use of electricity;

h)             to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department; and

j)                to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

k)           to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)                 to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities; and

m)         to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VI                               To the Chief Generation and Transmission Officer:

a)             to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)             to prepare the planning of generation and transmission;

c)              to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)              to develop and conduct such hydro-meteorological activities as are of interest to the Company;

f)               to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)              to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sector;

h)             to manage the Company’s central laboratories and workshops;

i)                 to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation in the generation and transmission facilities;

j)                to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

k)             to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

l)                 to manage and promote the Company’s work safety policy within the scope of his/her activities;

m)         to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)             to supply technical support to negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies; and

o)             to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VII                          To the Chief Trading Officer:

a)             to carry out research, studies and projections on the markets of interest to the Company;

b)             to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)              to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)             to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)              to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)               to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)              to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)             to identify, measure and manage the risks associated with the trading of electricity;

i)                 to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies;

k)             to manage the trading of the Company’s carbon credits, in coordination with the Office of the Chief Business Development Officer; and

l)                 to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VIII                       To the Chief Business Development Officer:

a)             to arrange for search, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)             to arrange for technical, economic-financial, and environmental feasibility studies of new business for the Company, in coordination with the Chief Officer’s Departments related to those businesses;

c)              to coordinate negotiations and implement partnerships, consortia, special-purpose companies and other forms of association with public- or private-sector companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of those projects;

d)             to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan; and with the Chief Finance and Investor Relations Officer, of the Annual Budget in relation to the affiliated companies and subsidiaries;

e)              to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its activity;

f)               to seek, coordinate, evaluate and structure the opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)              to coordinate the Company’s participation in the auctions of new business opportunities held by any person or legal entity, under public or private law, including regulatory agencies;

h)             to promote the search for, and analysis of, business opportunities related to the use of carbon credits, within the ambit of the company;

i)                 to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Company’s objects;

j)                to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)             to accompany Brazil’s energy planning, within the Company;

l)                 to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)         to propose, jointly with the Chief Finance and Investor Relations Officer, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)             to coordinate, within the ambit of the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)             to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)             to coordinate, jointly with the Chief Finance and Investor Relations Officer, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)             to monitor and evaluate the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates, and to disseminate it within the Executive Board;

r)                to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates; and

s)               to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company.

IX                              To the Chief Officer for the Gas Division:

a)             to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)             to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)              to carry out research, analyses and studies of investments and new technologies related to oil and gas and, jointly with the Chief Business Development Officer, studies and development of business in that sector;

d)             to develop standardization for projects in the field of oil and gas;

e)              to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)               to propose to the Executive Board, jointly with the Chief Finance and Investor Relations Officer and the Chief Business Development Officer, the multi-year plan for investments and expenses of other special-purpose companies associated with the activities of oil and gas;

g)              to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the ambit of the oil and gas activities, in accordance with the general guidelines laid down by the Company, through the Office of the Chief Corporate Management Officer;

h)             to carry out research, studies, analyses and market projections of interest to the Company in the ambit of the oil and gas activities;

i)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department; and

j)                to represent the Company in the various entities that bring together the companies of the oil and gas sector.

X                                   To the Chief Counsel:

a)             to coordinate the legal activities of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976, comprising:

•                  organization and supervision of the legal services of the companies in the areas of litigation and consultation, in all the areas of law;

•                  establishment of directive guidelines, issuance of legal orientations and preventive activity in legal matters in the interest of the Companies;

•                  adoption of measures aiming for integration and synergy of the legal areas of the Companies;

•                  promotion of the defense of the interests of the companies in the Courts and in the administrative sphere; and

•                  decision on strategies in law and in case procedure to be adopted by the companies;

b)             to support the other areas of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976, in legal and juridical matters;

c)              to propose and implement the directive guidelines for contracting of external legal services, coordinating and supervising their execution; and

d)           to coordinate the information relating to the Company’s legal actions, proceedings in the administrative sphere and services of legal consultancy; and of those of the Company’s wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976; and periodically or when requested, to inform the Executive Board and the Board of Directors on the strategy adopted in terms of proceedings and law, and the progress and development of such proceedings.

XI                                To the Chief Institutional Relations and Communication Officer:

a)             to coordinate the representation of the Company and of its wholly-owned subsidiaries within the scope of its regulatory attributions in relations with the regulatory agencies, the Mining and Energy Ministry, and forums and associations of the sector;

b)           to coordinate the institutional relationships of the Company and of its wholly-owned subsidiaries, including the principal forums of legislation and development of public policies associated with the electricity sector;

c)            to coordinate the processes of inspection, and notices, originating from the regulatory agencies related to the Company and its wholly-owned subsidiaries, jointly with the Chief Officers’ Departments involved;

d)           to coordinate, based on the Company’s Strategic Planning, the disclosure of institutional and corporate information about the Company and its wholly-owned subsidiaries;

e)            to coordinate the accompaniment of proposals for legislation and regulations, and also the statements of position of the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

f)             to coordinate analysis and arrangements made for preparation of regulatory scenarios, ensuring that the impacts on the business of the Company’s wholly-owned subsidiaries are evaluated, to provide supporting input for the Company’s strategic corporate planning;

g)            to coordinate and align the corporate communication actions of the Company and of its wholly-owned subsidiaries to preserve the Company’s culture and values in relations with stockholders, employees, communities, clients, suppliers, government and opinion-formers, also ensuring alignment with the Company’s Strategic Plan;

h)             to coordinate the corporate communication efforts and actions of the Company and of its wholly-owned subsidiaries, aiming to maintain and strengthen the brand and sustain the addition of value in the relationships with the Company’s significant publics in such a way as to ensure a strong and positive reputation;

i)                 to coordinate actions on defining and implementing the use of the brands of the Company and of its wholly-owned subsidiaries, to guarantee the value and strengthening of the Company;

j)              to coordinate actions in relation to preservation of the Memory Project of the Company and of its wholly-owned subsidiaries, making continuous efforts on behalf of the physical collections of the Company and of its wholly-owned subsidiaries;

k)             to coordinate the monitoring, control and disclosure of institutional and corporate information;

l)                 to coordinate, in accordance with the directives established by the Board of Directors, the use of funds for cultural projects, especially those of social responsibility, with funds under incentive laws;

m)         to coordinate the disclosure of programs for energy efficiency and other programs directed to needy communities; and

n)             to carry out the function and activities of the Company’s Ombudsman.

§1                                  The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§2                                  The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§3                                  As well as the exercise of the attributions set for them in these Bylaws, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4                                  The projects developed by the Company in the area of the Office of the Chief Business Development Officer, once structured and constituted, must be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§5                                  It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§6                                  The financial limit set by Sub-clause “o” of Item IV of this clause shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, produced by the Getúlio Vargas Foundation.

CHAPTER V

The Audit Board

Clause 23                                          The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the Annual General Meeting, and may be re-elected.

§1                                  The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.

Clause 24                                          In the event of resignation of the position, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25                                          The responsibilities and powers of the Audit Board are those set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the country in which the Company’s shares are listed and traded, in accordance with its Regulations.

Clause 26                                          The remuneration of the members of the Audit Board shall be fixed by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

CHAPTER VI

The business year

Clause 27                                          The business year shall coincide with the calendar year, closing on 31 December of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 28                                          Before any other sharing of the profit, there shall be deducted from the result for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit and the profit shares of the employees and the managers.

§1                                  The net profit ascertained in each business year shall be allocated as follows:

a)             5% (five percent) to the legal reserve, up to the limit specified by law;

b)             50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)              the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 29                                          The dividends shall be distributed in the following order:

a)             the minimum annual dividend guaranteed to the preferred shares;

b)             the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§1                                  Once the dividends specified in Sub-clauses “a” and “b” of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§2                                  The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§3                                  The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the obligatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30                                          Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 31                                          The dividends declared, obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1                                  Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 32                                          The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33                                          It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of §1 of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Liabilities of the Management Officers

Clause 34                                          The management officers are liable to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35                                          The Company guarantees defense of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, on the plaintiff or defendant side, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions which do not violate the provisions of law or of these Bylaws.

§1                                  The guarantee given in the head paragraph of this clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§2                                  The Company may contract third-party liability insurance to cover the expenses of proceedings, fees of counsel and indemnities arising from the legal or administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§3                                  Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

END

II —        Please provide a report giving details of the origin and justification of the changes proposed and analyzing their legal and economic effects.

Change to the head paragraph of Clause 4 of the by-laws:

Justification:

a)                                                  Article 169 of Law 6404/1976, as amended, provides for the possibility of increase in the Company’s registered Share Capital by capitalization of profits or of reserves;

b)                                                  on September 30, 2013 the amount of Cemig’s Capital Reserve account was  R$ 3,405,579,000;

c)              attribution of a stock dividend, to all stockholders, in the form of preferred shares, will result in higher liquidity for the preferred shares, since it will result in holders of common shares becoming also holders of preferred shares.

Economic and legal effects:

None.